Exhibit 99.11

ELEMENTAL ALTUS ROYALTIES CORP.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2023

APRIL 29, 2024

TABLE OF CONTENTS
INTRODUCTORY NOTES	3
TECHNICAL AND THIRD-PARTY INFORMATION	4
CURRENCY PRESENTATION	5
CORPORATE STRUCTURE	6
GENERAL DEVELOPMENT OF THE BUSINESS	7
DESCRIPTION OF THE BUSINESS	13
RISK FACTORS	14
MATERIAL ASSETS	29
DIVIDENDS AND DISTRIBUTIONS	43
DESCRIPTION OF CAPITAL STRUCTURE	43
MARKET FOR SECURITIES	43
PRIOR SALES	44
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	44
DIRECTORS AND OFFICERS	44
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	46
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	46
TRANSFER AGENT AND REGISTRARS	46
MATERIAL CONTRACTS	46
INTERESTS OF EXPERTS	47
AUDIT COMMITTEE	48
ADDITIONAL INFORMATION	50
SCHEDULE “A” - AUDIT COMMITTEE CHARTER	51

INTRODUCTORY NOTES

General Matters

The information contained in this annual information form (“AIF”), unless otherwise indicated, is given as of December 31, 2023. More current information may be available on our public website www.elementalaltus.com or on our SEDAR+ profile at www.sedarplus.ca.

Unless otherwise noted or the context otherwise indicates, the term “Elemental Altus” or the “Company” refers to Elemental Altus Royalties Corp. and its subsidiaries and, for greater certainty, does not refer to Fengro Industries Corp. prior to the completion of the reverse takeover transaction described below.

For reporting purposes, the Company presents its financial statements in U.S. dollars and its annual financial statements are prepared in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board.

Cautionary Note Regarding Forward-Looking Statements

This AIF contains “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking information”). Forward-looking information is provided as of the date of this AIF and Elemental Altus Royalties Corp. (“Elemental Altus” or the “Company”) does not intend to and does not assume any obligation to update forward-looking information, except as required by applicable securities law. Accordingly, investors should not place undue reliance on forward-looking statements.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations (including negative and grammatical variations) of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Elemental Altus as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Elemental Altus to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the terms of the Amended Facility Agreement (as defined herein) and its corresponding maturity date; the Company’s ability to receive payment from FireFly Metals Ltd. as a result of its secured creditor claim; the Company’s continued development through organic growth and through acquisitions of royalties, streams and other rights; the Company’s continued expectation to purchase royalties and other rights; changes in revenue; the receipt of royalty and streaming revenue from mines or operations in Australia, Burkina Faso, Chile, Côte d'Ivoire, Kenya, Mali, and Mexico; the receipt of royalty and streaming payments from mines or operations in other countries; changes in legislation, regulation or governments; the impact of the COVID-19 pandemic on the Company and on its royalties, stream and other rights; changes in commodity prices; deviations with respect to the Mineral Reserve and Mineral Resource (as each such term is defined herein) estimates; the ability of the Company’s counterparties to comply with the terms of any other obligations under agreements with the Company; information with respect to the cost of future production; information regarding future operating costs and capital costs; statements or information concerning the Company’s growth strategy and the Company’s future performance and business prospects and opportunities; statements and information concerning the Company’s investments, as well as those risk factors discussed under the heading “Risk Factors” in this AIF.

Forward-looking information in this AIF includes disclosure regarding the royalty and stream payments to be paid to Elemental Altus by property owners or operators of mining projects pursuant to net smelter returns (“NSR”), gross revenue royalty (“GRR”), and other royalty and streaming agreements (“royalties” or “streams” and individually a “royalty” or a “stream”), the future outlook of Elemental Altus and the mineral reserve (“Mineral Reserve”) and mineral resource (“Mineral Resource”) estimates for the mines that are covered by royalties, stream and other rights owned by Elemental Altus. Forward-looking statements are based on a number of material assumptions, which management of Elemental Altus believe to be reasonable, including, but not limited to, the continuation of mining operations at the mines from which Elemental Altus will receive royalty and stream payments, that commodity prices will not experience a material adverse change, mining operations that underlie royalties and streams will operate in accordance with disclosed parameters and such other assumptions as may be set out herein.

Although Elemental Altus has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results to not be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Readers of this AIF should carefully review the risk factors set out in this AIF under the heading “Risk Factors”.

Cautionary Note Regarding Mineral Reserve and Mineral Resource Estimates

This AIF has been prepared in accordance with the requirements of Canadian securities laws. Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this AIF have been prepared by the owners or operators of the relevant properties (as and to the extent indicated by them) in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for public disclosure that apply when an issuer discloses scientific and technical information concerning its material mineral projects. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if, among other things, the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure in this AIF relating to properties and operations on the properties in which Elemental Altus holds royalty or stream interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at April 28, 2024 (except where stated otherwise), and none of this information has been independently verified by Elemental Altus. Specifically, as a royalty or stream holder, Elemental Altus has limited, if any, access to properties included in its portfolio of royalties and stream interests. Additionally, Elemental Altus may from time to time receive operating information from the owners and operators of the properties which it is not permitted to disclose to the public. Elemental Altus is dependent on the operators of the properties and their qualified persons to provide information to Elemental Altus or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Elemental Altus holds royalty and stream interests and generally has limited or no ability to independently verify such information. Although Elemental Altus does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Elemental Altus’s royalty and stream interests. Elemental Altus’s royalty and stream interests can cover less than 100% and sometimes only a portion of the publicly reported Mineral Reserves and Mineral Resources.

Except where otherwise noted, the disclosure in this AIF relating to Mineral Reserve and Mineral Resource statements for individual properties is made as at December 31, 2023. In addition, numerical information presented in this AIF which has been derived from information publicly disclosed by owners or operators may have been rounded by Elemental Altus and, therefore, there may be some inconsistencies between the information presented in this AIF and the information publicly disclosed by owners and operators of mineral properties. Elemental Altus considers its royalty or stream interests, as applicable, in the Karlawinda Mine and the Caserones Mine to be its only material mining projects (the “Material Projects”) for the purposes of NI 43-101.

Information contained in this AIF with respect to each of the Material Projects has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101. Unless otherwise noted, the disclosure contained in this AIF of a scientific or technical nature for the Karlawinda Mine is based on the technical report entitled “Amended NI 43-101 Technical Report Karlawinda Gold Project, Western Australia, Australia” dated December 31, 2020 with an effective date of December 21, 2020 and authored by Timothy J. Strong, MIMMM (the “Karlawinda Technical Report”), as amended August 4, 2021. The Karlawinda Technical Report was prepared in accordance with NI 43-101 and a copy is available under the Company’s profile at www.sedarplus.ca. Unless otherwise noted, the disclosure contained in this AIF of a scientific or technical nature for the Caserones Mine is based on the technical report entitled “NI 43-101 Technical Report Caserones Mining Operation Caserones Project, Atacama Region, Chile, dated July 13, 2023, and authored by AGP Mining Consultants Inc. (the “Caserones Technical Report”). The Caserones Technical Report was prepared in accordance with NI 43-101 and is available on Lundin Mining Corporation’s company profile at www.sedarplus.ca.

Reconciliation to CIM Definitions

In this AIF, Elemental Altus has disclosed a number of Mineral Resource and Mineral Reserve estimates covering properties related to the mining assets that are not based on Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions, but instead have been prepared in reliance upon JORC (as defined herein) (“Acceptable Foreign Code”). Estimates based on the Acceptable Foreign Code are recognized under NI 43-101 in certain circumstances. In each case, the Mineral Resources and Mineral Reserves reported in this AIF are based on estimates previously disclosed by the relevant mineral property owner or operator, without reference to the underlying data used to calculate the estimates. Accordingly, Elemental Altus is not able to reconcile the Mineral Resource and Mineral Reserve estimates prepared in reliance on an Acceptable Foreign Code with that of CIM definitions. Elemental Altus previously sought confirmation from its Qualified Person who is experienced in the preparation of resource and reserve estimates using CIM and the Acceptable Foreign Code, of the extent to which an estimate prepared under the Acceptable Foreign Code would differ from that prepared under CIM definitions. Elemental Altus was advised that, while the CIM definitions are not identical to those of the Acceptable Foreign Code, the Mineral Resource and Mineral Reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar Mineral Reserve and Mineral Resource estimates. Elemental Altus’s Qualified Person further confirmed, without reference to the procedures in which the estimates prepared using the Acceptable Foreign Code that are reproduced in this AIF were conducted, that in the course of preparation of a Mineral Resource or Mineral Reserve estimate, effectively the same procedures would be used to prepare and report the Mineral Resource or Mineral Reserve estimate regardless of the reliance on CIM or the Acceptable Foreign Code. See “Cautionary Note Regarding Mineral Reserve and Resource Reporting Estimates”.

CURRENCY PRESENTATION

All dollar amounts referenced as “C$”, “CAD” or “CAD$” are references to Canadian dollars, all references to “$”, “US$”, “USD” or “USD$” are references to United States dollars, and all references to “A$”, “AUD” or “AUS$” are references to Australian dollars.

The following table sets out for each period indicated: (i) the high and low daily exchange rates during such period; (ii) the average daily exchange rates for such period; and (iii) the daily exchange rate in effect at the end of the period, for one United States dollar, expressed in Canadian dollars, as quoted by the Bank of Canada.

	Years ended December 31,
	2023	2022
	CAD$	CAD$
High	1.3875	1.3856
Low	1.3128	1.2451
Average	1.3497	1.3011
End of Period	1.3226	1.3544

The daily exchange rate on April 26, 2024 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was CAD$1.00 equals US$0.73 and for the conversion of United States dollars into Canadian dollars was US$1.00 equals CAD$1.36.

The following table sets out for each period indicated: (i) the high and low daily exchange rates during such period; (ii) the average daily exchange rates for such period; and (iii) the daily exchange rate in effect at the end of the period, for one Canadian dollar, expressed in Australian dollars, as quoted by the Bank of Canada.

	Years ended December 31,
	2023	2022
	A$	A$
High	1.1625	1.1583
Low	1.0537	1.0555
Average	1.1158	1.1073
End of Period	1.1110	1.0874

The daily exchange rate on April 26, 2024 as reported by the Bank of Canada for the conversion of Australian dollars into Canadian dollars was A$1.00 equals CAD$0.89 and for the conversion of Australian dollars into United States dollars was A$1.00 equals US$0.65.

CORPORATE STRUCTURE

Elemental Royalties Limited, a British Virgin Islands company (“ERL BVI”), was incorporated under the BVI Business Companies Act 2004 on July 15, 2016. Pursuant to a reverse takeover, Fengro Industries Corp. (“Fengro”) acquired all of the issued and outstanding common shares of ERL BVI on July 27, 2020. Immediately prior to the completion of the reverse takeover of Fengro by ERL BVI, Fengro consolidated its common shares on the basis of one (1) common share for every 209 common shares outstanding. On July 27, 2020, Fengro changed its name to “Elemental Royalties Corp.” in connection with the completion of the reverse takeover pursuant to which it acquired ERL BVI.

Fengro, the predecessor to Elemental Royalties Corp. (“Elemental”), was incorporated on March 11, 2004, under the name “Ordorado Resources Corp.” It then changed its name to “Eagle Star Petroleum Corp.” on June 13, 2006, to “Eagle Star Minerals Corp.” on July 6, 2010, to “DuSolo Fertilizers Inc.” on February 28, 2014, and to “Fengro Industries Corp.” on December 18, 2017. On July 19, 2016, Fengro was continued from the federal jurisdiction of Canada into British Columbia pursuant to the Business Corporations Act (British Columbia).

Pursuant to a merger of equals, Elemental acquired all of Altus Strategies plc’s (“Altus”) issued and outstanding share capital in exchange for common shares in the capital of Elemental (the “Common Shares”) (the “Merger”). The Merger was completed by way of a court-sanctioned scheme of arrangement under the laws of the United Kingdom and was subject to approval by shareholders of Altus. The Merger was approved by Altus shareholders at two special shareholder meetings held on August 8, 2022, and the issuance of Elemental Common Shares under the terms of the Merger was approved by Elemental shareholders at Elemental’s annual general and special meeting held on August 8, 2022. On August 12, 2022, the United Kingdom High Court of Justice approved the court-sanctioned scheme of arrangement under section 899 of the Companies Act 2006. Under the Merger terms, Elemental acquired all issued and to be issued share capital of Altus, with each Altus share exchanged for 0.594 Elemental shares (the “Exchange Ratio”). The Exchange Ratio was agreed between the boards of Elemental and Altus taking into account the market capitalizations and relative net asset values of both companies.

On September 26, 2022, Elemental changed its name to “Elemental Altus Royalties Corp.” in connection with the completion of the Merger with Altus.

The head and registered office of the Company is located at 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6. The following chart illustrates the corporate structure of the Company and its material subsidiaries:

GENERAL DEVELOPMENT OF THE BUSINESS

2021

Acquisition of the South32 Portfolio

On February 8, 2021, Elemental acquired a portfolio of three gold royalties (“South32 Portfolio”) from South32 Limited (“South32”). The South32 Portfolio included the following key assets:

•	Karlawinda Royalty – a 2% NSR royalty on all revenues from the then under-construction Karlawinda Mine in Western Australia, operated by Capricorn Metals Ltd. The Karlawinda Royalty was created pursuant to a contract of sale of Karlawinda between BHP Billiton Nickel West Pty. Ltd. and Independence Group NL (“Independence Group”). Under this agreement, BHP Billiton Nickel West Pty. Ltd. was granted a 2% NSR royalty as well as nickel offtake rights and a 70% clawback right for three-times historical development expenditure, exercisable only if Independence Group NL delineated an Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (“JORC”) compliant resource containing 5 million ounces of gold or 120 kilotonnes of nickel. In 2016, Independence Group NL sold Karlawinda to Greenmount Resources Pty Ltd. (“Greenmount”), a wholly owned subsidiary of Capricorn Metals Ltd. (“Capricorn”). Prior to the sale of the Karlawinda to Greenmount, BHP Billiton Nickel Pty. Ltd. sold its royalty interest to South32, but continues to retain its nickel offtake and clawback rights.

•	Laverton Royalty – a 2% GRR royalty on all revenues from certain licences on Focus Minerals Ltd’s (“Focus Minerals”) Laverton project in Western Australia. Western Mining Corporation and BHP Billiton Westmin Talc Pty. Ltd. (formerly Great Boulder Holdings Limited) sold a tenement package to Carbon Energy Limited (formerly named Metex Resources NL) (“Carbon Energy”) on January 20, 1995, for A$2.4 million in upfront cash and a tonnage-based royalty (A$1.00 per tonne of ore mined and milled from open pit operations or A$1.50 per tonne of ore from underground operations) that included a gold price-linked escalation provision (an additional A$0.10 per tonne of ore mined and milled for each A$10 per ounce that the gold price is above A$525 per ounce). Crescent Gold Limited (“Crescent Gold”) acquired this tenement package from Carbon Energy in November 2009. Focus Minerals acquired Crescent Gold in 2013. In March 2017, in order to enable an economic restart of the Laverton operations, South32 and Focus Minerals entered into a restated royalty deed, which replaced the tonnage-based royalty with a 2% GRR royalty, which was acquired by Elemental.

•	Western Queen Royalty – a gold royalty of A$6 to A$20 per ounce recovered and a 2% GRR royalty for metals produced other than gold on Rumble Resources Ltd.’s Western Queen project. The Western Queen royalty was created pursuant to the terms of the sale of the Western Queen tenements from WMC Resources Ltd. to a joint venture between Equigold NL and Western Reefs Ltd. under the name of Dalgaranga Gold Mines joint venture for A$6 million in upfront cash and the royalty.

Appointment of Simon Collins to the Board of Directors

On March 29, 2021, pursuant to the South32 Portfolio acquisition, Elemental appointed Simon Collins to the Board of Directors of Elemental, as South32’s director nominee.

Unsolicited Approach

On December 20, 2021, Gold Royalty Corp. (“Gold Royalty”) announced the intention to acquire on an unsolicited basis all of the outstanding Common Shares for consideration consisting of 0.27 common shares of Gold Royalty. On December 23, 2021, Elemental announced that after having received advice from its financial and legal advisors, the Board of Directors of Elemental intended to recommend that shareholders reject an unsolicited all-share takeover bid from Gold Royalty if and when the bid commences, assuming the terms are as proposed by Gold Royalty in its December 20, 2021, announced intention.

2022

Hostile Bid

On January 11, 2022, Gold Royalty formally commenced its offer to acquire all of the outstanding Common Shares on the same terms as previously announced on December 20, 2021. On January 26, 2022, Elemental announced that Elemental’s Board of Directors, following the unanimous recommendation of a special committee of independent directors, has unanimously determined that the all-share hostile takeover bid from Gold Royalty is not in the best interests of Elemental or its shareholders. Furthermore, a majority of Elemental’s shareholders communicated to Elemental that they did not intend to accept the hostile bid.

On April 27, 2022, Gold Royalty announced that it had extended the expiry date of the hostile bid to acquire all of the outstanding Common Shares of Elemental by 10 business days to 5:00 p.m. (Toronto time) on May 12, 2022, subject to any further abridgement, extension or withdrawal.

On May 12, 2022, Elemental announced that an all-share hostile takeover bid made by Gold Royalty for Elemental was not successful. Based on available sources, Elemental estimated that significantly less than 5% of its shares were tendered to the hostile bid. Having failed to meet the statutory minimum tender condition of more than 50% of Elemental’s shares outstanding (excluding the shares beneficially owned, or over which control or direction is exercised by, Gold Royalty or by any persons acting jointly or in concert with Gold Royalty), Gold Royalty allowed the hostile bid to expire.

Acquisition of the Ming Gold Stream

On March 16, 2022, Elemental entered into a gold purchase and sale agreement (the “Ming Gold Stream”) with Rambler Metals and Mining Canada Limited, a wholly owned subsidiary of Rambler Metals and Mining PLC (“Rambler”) (AIM: RMM), the owner of the Ming Copper-Gold Mine (the “Ming Mine”) in Newfoundland and Labrador in Canada. The acquisition of the Ming Gold Stream by Elemental was completed on April 4, 2022.

Under the terms of the Ming Gold Stream, in exchange for consideration of US$11 million, Elemental will receive 50% of payable gold production until Rambler has delivered 10,000 ounces of gold to Elemental, after which Elemental will receive 35% of payable gold production until Rambler has delivered a further 5,000 ounces to Elemental. After Rambler has delivered a total of 15,000 ounces of gold, Elemental will receive 25% of payable gold production for the life of mine.

Elemental will make ongoing payments equal to 20% of the market price of gold with minimum gold recoveries set at 85%. Rambler will make minimum gold deliveries of 1,200 ounces to Elemental in each of the first three years of the Ming Gold Stream.

All-Share Merger of Equals of Altus and Elemental

On June 14, 2022, the boards of Elemental and Altus reached agreement on the terms and conditions of a recommended Merger, with the entire issued and to be issued share capital of Altus to be acquired by Elemental, by way of a court-sanctioned scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”).

On August 16, 2022, Elemental completed the Merger with Altus. The Merger was completed by way of the Scheme under the laws of the United Kingdom and was approved by Altus shareholders at two special shareholder meetings held on August 8, 2022, and approved by Elemental’s shareholders on August 8, 2022. The Scheme was approved by the United Kingdom High Court of Justice on August 12, 2022. Each Altus issued and outstanding share (“Altus Share”) was exchanged for 0.594 of an Elemental Common Share, and Altus became a wholly-owned subsidiary of Elemental. Upon completion of the Merger, shareholders of Elemental owned 52.9 percent and Altus shareholders owned 47.1 percent of the total issued share capital of the combined entity.

Following the closing of the Merger, the Company’s board comprised of the following eight directors: Steven Poulton (Executive Chairman), Frederick Bell (CEO), John Robins, Karim Nasr, Peter Williams, Martin Turenne, David Netherway, and Robert Milroy.

As a result of the Merger, South32 Limited (including its affiliate, South32 Royalty Investments Pty. Ltd.) ceased to be an insider of the Company.

In connection to the Merger, Elemental changed its name to “Elemental Altus Royalties Corp.” on September 22, 2022.

Generation of 16 New Royalties

On October 25, 2022, Elemental Altus completed the vend-out transaction of its 100% owned Morocco- focused copper subsidiary, Aterian Resources Ltd., to Eastinco Mining and Exploration plc (“Eastinco”). In consideration, Elemental Altus received the following: (a) a 2.50% NSR over 15 projects primarily targeting copper and silver covering 762km², with Eastinco retaining certain buyback rights of up to 1.0% of each NSR royalty for US$0.5 million per 0.5%; (b) a 0.5% NSR royalty over Eastinco’s Musasa tantalum operation in Rwanda; (c) 241,173,523 shares in Eastinco; (d) five-year warrant to purchase up to an additional 10% of the enlarged share capital of Eastinco; and (e) Eastinco reimbursing Elemental Altus up to £250,000 (approximately US$287,404) in cash in respect of certain historic exploration expenditures.

US$50 Million Credit Facility

On December 1, 2022, Elemental Altus entered into an agreement with National Bank of Canada (“NBC”) and Canadian Imperial Bank of Commerce (“CIBC”) for a revolving credit facility which allows Elemental Altus to borrow up to US$40 million with an option to increase to US$50 million subject to satisfaction of certain conditions (the “Facility”). The Facility has a term of three (3) years that is extendable through mutual agreement between Elemental Altus, NBC and CIBC. Elemental Altus withdrew an initial US$30 million from the Facility, approximately US$25,274,442 of which was used to settle the outstanding loan principal together with any accrued and unpaid interest and fees owed to Sprott Private Resources Lending II (Collector), LP (“Sprott”) in its entirety, in connection to the senior secured credit facility between Sprott and Elemental, dated January 22, 2020, as amended and restated on December 29, 2020.

Debt Conversion

On December 1, 2022, La Mancha Investments S.à r.l. (“La Mancha”), LMH Explorers S.à r.l (“LMHE”) a subsidiary of La Mancha Resource Fund SCSp, Elemental Altus and Altus entered into a loan facility conversion and termination agreement pursuant to which La Mancha agreed to convert approximately US$27,559,844 of loan principal and accumulated interest into 28,959,797 Common Shares of Elemental Altus at a deemed price of C$1.28 per Common Share of Elemental Altus. All amounts owed by Elemental Altus to La Mancha were satisfied in full.

La Mancha Investor Rights Agreement

On December 1, 2022, LMHE and Elemental Altus entered into an investor rights agreement (the “IRA”) that notably includes the following: (a) the right for LMHE to nominate a number of directors proportionate to its and its affiliates’ ownership interest in Elemental, whereby “ownership interest” means at any time the percentage obtained by dividing the aggregate number of Common Shares or other voting shares or equity shares of Elemental (collectively, the “Voting Shares”) held by LMHE and its affiliates at such time, by the aggregate number of issued and outstanding Voting Shares of Elemental at such time, rounded down to the nearest whole number; (b) anti-dilution and top-up rights allowing LMHE and its affiliates to maintain their ownership interest in the Voting Shares for as long as LMHE and its affiliates’ ownership interest in the Voting Shares is at least 15%; (c) a two-year standstill period and one-year restrictions on disposition period, subject to customary exceptions, and certain provisions to ensure the orderly disposition of any Voting Shares or securities convertible into Voting Shares held by LMHE and its affiliates representing more than 10% of Elemental Altus’s then outstanding Voting Shares; and (d) customary demand registration and piggy-back registration rights in favour of LHME and its affiliates, provided that LMHE and its affiliates’ ownership interest in the Voting Shares is at least 15%.

2023

Acquisition of Royalty Portfolio from First Mining

On February 21, 2023, Elemental Altus completed an acquisition of 19 royalties (the “FM Royalties”) from a wholly owned subsidiary of First Mining Gold Corp., including 2.0% NSR royalty on the development stage Pickle Crow gold project in Ontario, Canada, and 1.5% NSR royalty on the development stage Hope Brook gold project in Newfoundland, Canada. As consideration for the FM Royalties, Elemental Altus made a cash payment of USD$3.5 million and USD$1.5 million of Common Shares based on the 20-day volume weighted average price of shares traded on the TSX Venture Exchange (“TSX-V”) prior to February 21, 2023, at a price of C$1.253.

Update regarding the Ming Gold Stream

On February 17, 2023, Elemental Altus noted Rambler’s decision to pause operations at the Ming Mine until February 24, 2023, pending the delivery of key supplies to the mine. Rambler previously announced an efficiency improvement program in November 2022 alongside its ongoing discussions with Newgen Resources Lending Inc. with a view to a refinancing or restructuring. On February 9, 2023, Elemental Altus delivered a written notice of default to Rambler for non-delivery of gold under the Ming Gold Stream.

Rambler is contracted to make minimum gold deliveries of 1,200 gold ounces to Elemental Altus for the first three years of the Gold Stream and no sale and delivery of gold has occurred in the last two financial quarters. On February 28, 2023, Rambler announced that it was in the best interest of Rambler and its shareholders to commence proceedings in Canada pursuant to the Companies’ Creditors Arrangement Act and following a brief restart of operations, the Ming Mine moved into care and maintenance on March 29, 2023. On April 17, 2023, the Rambler Group announced the commencement of a Sale and Investment Solicitation Process in respect of the business, assets and undertakings of the Rambler Group.

Ballarat Gold Mine

On March 9, 2023, Australian administrators took control of the operator of the Ballarat mine, as the Ballarat mine is under care and maintenance. In December 2023, the sale of Balmaine Gold Pty Ltd., and the Ballarat mine to a subsidiary of Acheron Capital, a London hedge fund, was finalized. The royalty recommenced paying on January 31, 2024. Elemental Altus holds a 1.25% NSR royalty on Ballarat mine.

Acquisition of Further Royalty Interest on Caserones Copper Mine

On March 9, 2023, Elemental Altus entered into a binding agreement to acquire an additional 0.025% effective NSR on the producing Caserones Mine (as defined hereunder), for consideration of approximately US$2 million in cash (the “Caserones Acquisition”). On closing, the Caserones Acquisition increased the effective royalty held by Elemental Altus to 0.443% NSR.

Acquisition of Further Royalty Interest on Caserones Copper Mine

On July 12, 2023, Elemental Altus acquired an additional 0.030% NSR on the producing Caserones Mine in Chile, for a total cash consideration of US$2.6 million. Subsequently, Lundin Mining Corporation acquired a 51% interest in Caserones Mine on July 19, 2023.

Sale of Elemental Altus’ 100% owned Diba and Lakanfla Gold Licences

On July 20, 2023, Elemental Altus announced that it entered into a sale and purchase agreement with Allied Gold Corporation for the sale of Elemental Altus’ 100% of the Korali-Sud small scale mining licence and the Lakanfla exploration licence (together, the “Mali Project”) in western Mali. As consideration, Allied Gold Corporation agreed to pay up to US$6 million in cash and grant a NSR of up to 3% on gold produced from the Mali Project.

Generation of Two New Gold Copper Royalties in Ethiopia

On July 25, 2023, Elemental Altus generated two new gold and copper 2.5% NSR royalties, through the execution of a sale and purchase agreement for the sale of 95% of its Ethiopian focused subsidiary, Altau Resources Ltd., to ANS Exploration Corp.

Acquisition of an Existing Royalty on Arizona Sonoran’s Cactus Project

On August 23, 2023, Elemental Altus entered into a binding agreement to acquire two existing royalties (“Cactus Project Royalties”) from RCF Opportunities Fund L.P. for consideration of US$10,000,000 payable in Common Shares of Elemental Altus. The Cactus Project Royalties include an aggregate 0.68% NSR on the Cactus Project in Arizona, which is 100% owned by Arizona Sonoran Copper Company Inc., and a 0.5% GRR on the Nyanga Project in Gabon, which is 100% owned by Armada Metals Limited.

Elemental Altus Partners Egyptian Assets for Cash and Royalties

On August 28, 2023, Elemental Altus completed a subscription agreement with In2Metals Explorer S.à r.l. (“In2Metals”) in respect of Akh Gold Ltd. (the “In2Metals Subscription Agreement”). In accordance with the IN2Metals Subscription Agreement, In2Metals acquired an 80.1% interest in and assumed management control of Elemental Altus’ subsidiary, Akh Gold Ltd., through the subscription for US$10 million in new Akh Gold Inc. shares over a four year period. The proceeds from the subscription will be applied to fund exploration of Akh Gold’s projects in Egypt. Elemental Altus received US$1.5 million, a 1.5% NSR royalty across Akh Gold Inc.’s current projects in Egypt and retained a 19.9% equity interest in Akh Gold Inc., with pro rata co-funding rights thereafter.

Completion of Acquisition of Existing Royalty on Arizona Sonoran’s Cactus Project from RCF Opportunities Fund L.P.

On September 11, 2023, Elemental Altus completed the acquisition of two existing royalties from RCF Opportunities Fund L.P. for consideration of US$10,000,000 paid in 11,111,111 Common Shares of Elemental Altus at a price of C$1.20/Common Share. The royalties that Elemental Altus acquired include an aggregate of 0.68% NSR royalty on the Cactus Project in Arizona, which is 100% owned by Arizona Sonoran Copper Company Inc., and a 0.5% gross revenue royalty on the Nganga Copper-Nickel Project in Gabon, which is 100% owned by Armada Metals Limited.

Development Approval of Diba Project by Allied Gold Corporation

On September 18, 2023, Elemental Altus announced that Allied Gold Corporation approved commencement of development work at the Diba gold project, whereby production is expected to commence the first half of 2024. Elemental Altus holds an initial 3% NSR royalty, along with additional milestone payments.

Completion of Sale of Diba Gold Project in Mali to Allied Gold Corporation for Royalty and Milestone Payments

On November 9, 2023, Elemental Altus closed the sale of the Mali Project (defined herein) to Allied Gold Corporation. As consideration, Elemental Altus received 3.0% NSR royalty on the first 226,000 ounces of gold produced from the defined Mali Project deposit, and 2.0% NSR royalty on all future production in excess of 226,000 ounces from the Mali Project, as well as US$1 million payable on closing, and up to US$5 million in deferred production based milestones.

Announcement of Director Change

On December 27, 2023, Stephen Poulton, Elemental Altus’ former executive chairman advised Elemental Altus of his intention to retire, effective January 1, 2024.

2024

The events of 2024 have occurred after the end of the 2023 financial year and are recent developments.

Announcement of New Directors and Appointment of Chairman

On January 2, 2024, Elemental Altus announced the appointment of Vincent Benoit and Jack Lunnon from La Mancha Resource Capital LLP to the board of directors and the appointment of the existing director, John Robins as chairman of the board of directors of Elemental Altus. The appointments of Vincent Benoit and Jack Lunnon replaces La Mancha Resource Capital LLP’s former director nominee, Karim Nasr, and appoints La Mancha Resource Capital LLP’s second director nominee. Karim Nasr has resigned from the board of directors of Elemental Altus to focus on his appointment as chief executive officer at another La Mancha Resource Fund SCSp investee company.

Announcement of $12 Million in Payments from Ming Sale

On February 20, 2024, Elemental Altus announced that it expects to receive an initial US$12.1 million in cash and equity as a result of its secured creditor claim against Rambler Metals and Mining Limited in relation to Elemental Altus’ Ming gold stream. Following a sale relating to Rambler Metals and Mining Limited, the Supreme Court of Newfoundland and Labrador approved a bid from Firefly Metal Ltd. to acquire Rambler Metals and Mining Limited for a total consideration of up to A$65 million on September 11, 2023. Accordingly, Elemental Altus had the right to submit a secured claim against the total consideration being paid alongside other secured creditors. As of February 20, 2024, Elemental Altus received an initial US2.3 million in Firefly Metal Ltd.’s common shares, with an expected further US$4.9 million in cash and US$4.9 million in equity, based on the volume weighted average price at the time, to be expected in April 2025. In addition to the initial US$12.1 million, there is a further amount of up to US$0.9 million potentially receivable, which has been held back subject to determination of final claims.

Share Sales and Debt Repayment

On April 17, 2023, Elemental Altus announced that it had received US$3.5 million from the sale of non- core equity holdings. The Company retains equity exposure through a number of public and private companies. Share sale proceeds were partially used to repay US$5 million of the Company’s credit facility, leaving US$25 million drawn and US$25 million undrawn.

DESCRIPTION OF THE BUSINESS

The Company’s core business is the acquisition of royalties, streams and other rights over mining projects. Since the Company’s first acquisition in 2017, it has acquired a diversified portfolio of royalties and stream interests providing exposure primarily to gold and silver producing or development stage mines. The Company’s management team has been able to identify and acquire revenue producing royalties and stream interests. The Company’s objective is to become a leading precious metals royalty and streaming company and to maximize returns for its shareholders through the growth of its portfolio of royalty and other similar rights, both through organic growth and through acquisitions of royalties, streams and other rights that the Company’s management expects to be accretive.

Royalty Portfolio

The following table summarizes the producing and development stage royalty interests that Elemental Altus owns directly, or indirectly through one of its wholly-owned subsidiaries:

Name	Operator	Location	Interest	Project Stage
Amancaya	Austral Gold Limited	Chile	2.25% NSR	Producing
Ballarat	Balmaine Gold Pty Ltd.	Australia	1.25% NSR	Producing1
Bonikro	Allied Gold Corp.	Cote d'Ivoire	Up to 2.25% NSR	Producing
Caserones	Lundin Mining Corporation	Chile	0.473% NSR	Producing
Karlawinda	Capricorn Metals Ltd	Australia	2.0% NSR	Producing
Mercedes	Bear Creek Mining Corporation	Mexico	1.0% NSR	Producing
Mt Pleasant	Zijin Mining Group Company Limited	Australia	5.0% NPI or A$10/oz	Producing
South Kalgoorlie	Northern Star Resources Limited	Australia	A$5/oz	Producing
Wahgnion	Lilium Mining	Burkina Faso	1.0% NSR	Producing
Cactus	Arizona Sonoran Copper Company	Arizona	0.68% NSR	Development
Hope Brook	Big Ridge Gold Corp	Canada	1.5% NSR	Development
Hope Brook	Big Ridge Gold Corp	Canada	US$1/t aggregate	Development
Pickle Crow	Auteco Minerals Ltd	Canada	2.25% NSR	Development
Sadiola (Diba)	Allied Gold Corp	Mali	Up to 3% NSR	Development
Tabakorole	Marvel Gold Limited	Mali	2.5% NSR	Development
Western Queen	Rumble Resources Ltd	Australia	A$6-20/oz	Development

[1]	On March 9, 2023, Australian administrators took control of the operator of the Ballarat mine, as the Ballarat mine is under care and maintenance. In December 2023, the sale of Balmaine Gold Pty Ltd., and the Ballarat mine to a subsidiary of Acheron Capital, a London hedge fund, was finalized. The royalty recommenced paying from January 31, 2024.

In addition to the above producing and development stage royalty interests, Elemental Altus also has a portfolio of 72 exploration stage royalty interests, that are located in various jurisdictions including Australia, Burkina Faso, Cameroon, Canada, Cote D'Ivoire, Ethiopia, Egypt, Liberia, Mali, Mexico, Morocco, Rwanda, Gabon, and USA.

Further details regarding the agreements entered into by Elemental Altus can be found under the heading “General Development of the Business” above.

Stream Portfolio

As at April 28, 2024, Elemental Altus does not own directly, or indirectly any stream interests.

Competitive Conditions

Elemental Altus competes with other companies that operate in the royalty and streaming market segment to acquire royalties. Elemental Altus also competes with other companies which provide financing to mining companies. The Company faces significant competition in Australia, Canada and the UK, as it seeks to acquire a limited pool of cash or near-cash generating royalties from mineral projects in those jurisdictions. The Company’s current employees have experience in mining analysis and acquisitions, with a particular understanding of the royalty sector.

Components

Elemental Altus expects to continue to purchase royalties, streams and other rights in the future. Commodity market trends can be cyclical in nature, and a general change in commodity prices would result in changes in revenue received.

Changes to Contracts

Elemental Altus does not anticipate that its business will be materially affected in the current financial year by the renegotiation or termination of any other contracts or sub-contracts.

Employees

As at the date of this AIF, Elemental Altus has a total of 13 employees.

Foreign Operations

Elemental Altus currently receives or expects to receive royalty and streaming payments from mines or operations in Australia, Burkina Faso, Canada, Chile, Côte d'Ivoire, and Mexico. Elemental Altus may in the future receive payments from mines or operations in other countries. Changes in legislation, regulations or governments in such countries are beyond the Company’s control and could adversely affect the Company’s business. The effect of these factors cannot be predicted with any accuracy by Elemental Altus or its management.

Reorganization

There have been no material reorganizations of Elemental Altus or any of Elemental Altus’ subsidiaries within the three most recently completed financial years as at the date of this AIF.

RISK FACTORS

Investors should carefully consider all of the information disclosed in this AIF prior to investing in the securities of Elemental Altus. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in such securities. These risk factors could materially affect the Company’s future financial position and operating results and could cause the Company’s actual financial position and operating results to differ materially from those described in forward-looking statements relating to Elemental Altus. The risk factors described in this AIF are not the only risks that Elemental Altus faces. Additional risks or uncertainties that Elemental Altus does not have any knowledge of or are currently deemed as immaterial, could also materially adversely affect Elemental Altus and its business, financial condition and results of operations.

Risks Relating to Elemental Altus

Changes in commodity prices will affect the revenues generated from the Company’s asset portfolio as well as the profitability of the Company

The revenue derived by the Company from its asset portfolio will be significantly affected by changes in the prices of the commodities underlying the Company’s royalty or stream interests. Commodity prices, including those to which the Company is exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company, including levels of supply and demand, industrial investment levels, inflation and the level of interest rates, the strength of the U.S. dollar, geopolitical events and the current COVID-19 pandemic. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. In addition, geo-political tensions with Russia, due to its war with Ukraine, and resulting sanctions, may serve to further compound supply constraints in the near term, which could materially and adversely impact the quantum of production and increase the costs of production thereby reducing the returns upon which some or all of the Company’s royalties or stream interests are calculated, or both, from any or all of the mines in which Elemental Altus holds royalty or stream interests.

Future material price declines may result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties applicable to one or more relevant commodities. Moreover, despite the Company’s commodity diversification, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.

The precious metals that are subject to the royalty or stream interests in the Company’s asset portfolio are produced or will be produced as by-product metals at some of the properties in respect of which the Company holds a royalty or stream interest; therefore, production decisions and the economic cut-off applied to the reporting of Mineral Reserves and Mineral Resources, as applicable, is influenced by changes in the commodity prices of other metals at the mines. Where the Company’s interest is in respect of a by- product metal, commodity prices of the by-product metal and the principal metal may diverge such that the interests of owners or operators of the mines, and those of the Company, may not be aligned.

The Company has no or limited control over the operation of the properties in respect of which the Company holds an interest and the operators’ failure to perform or decision to cease or suspend operations will affect the revenues of the Company

The Company is not directly involved in the operation of mines. The revenue derived from its royalty and streaming portfolio is based on production by third-party property owners and operators of mines. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third-party owners and operators and those of the Company on the relevant properties may not always be aligned. As an example, it will usually be in the interest of the Company to advance development and production on properties as rapidly as possible in order to maximize near-term cash flow, while third-party owners and operators may take a more cautious approach to development as they are at risk with respect to the cost of development and operations. Likewise, it may be in the interest of property owners to invest in the development of and emphasize production from projects or areas of a project that are not subject to royalty or stream interests. The inability of the Company to control the operations for the properties in respect of which it has a royalty or stream interest may result in a material adverse effect on the Company’s profitability, results of operations and financial condition and the trading price of its securities. In addition, the owners or operators may take action contrary to the Company’s objectives, be unable or unwilling to fulfill their obligations under their contracts with the Company, have difficulty obtaining or be unable to obtain the financing necessary to advance projects or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to perform its obligations under agreements with the Company.

At any time, any of the operators of the properties in respect of which the Company holds a royalty or stream interest or their successors may decide to suspend or discontinue operations. In particular, many mining projects may be forced to temporarily suspend mining operations again in the event of additional outbreaks or waves of the COVID-19 pandemic in the future. The Company may not be entitled to any material compensation if any of the properties in respect of which it holds a royalty interest shuts down or discontinues its operations on a temporary or permanent basis.

The Company currently has two material assets. Other assets and properties may become significant to the Company from time to time and any adverse development related to any such assets will affect the revenue derived from such assets.

As of the date of this AIF, Elemental Altus considers that the royalty revenue derived from the Karlawinda Mine and the Caserones Mine as its only material assets. As new assets are acquired or existing or new assets move into production, the materiality of each of the Company’s assets will be reconsidered. Any adverse development affecting the development or operation of, production from or recoverability of Mineral Reserves, or any other significant property in the Company’s royalty and streaming portfolio from time to time, including, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, pit wall failures, tailings dam failures, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities. Any adverse decision made by the owners and operators of the mines that are the subject of royalties that are material to the Company, including for example, alterations to development or mine plans or production schedules, may impact the timing and amount of revenue that the Company receives from its royalties and streams and could have a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.

Some of the properties in respect of which the Company has an interest may never achieve commercial production

Some of the projects or properties in respect of which the Company has a royalty interest are in the construction, development or exploration stage. There can be no assurance that construction, development or exploration will be completed on a timely basis or at all.

To the extent that any of the owners or operators of properties in respect of which the Company holds a royalty or stream interest default under their credit and other financing documents, this could delay or inhibit operations at the relevant properties, which could have a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.

Any sale of assets in respect of which the Company holds a royalty or stream interest may result in a new operator and any failure of such operator to perform could affect the Company

The owners or operators of the projects or mines in respect of which the Company holds a royalty or stream interest may from time to time announce transactions, including the sale or transfer of the projects or mines or of the operator itself, over which the Company has little or no control. If any such transaction is completed, it may result in a new operator controlling the project or mine, who may or may not operate the project or mine in a similar manner to the current operator, and which may positively or negatively impact the Company and could have a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities. If any such transaction is announced, there is no certainty that such transaction will be completed, or be completed as announced, and any consequences of such non-completion on the Company may be difficult or impossible to predict.

The Company may acquire royalties or other interests in respect of properties that are speculative and there can be no guarantee that mineable deposits will be discovered, developed or mined

Exploration for metals and minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on lands where the Company holds royalties.

If mineable deposits are discovered, substantial expenditures will be required to establish Mineral Reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure to facilitate mineral extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funding required for development can be obtained on terms acceptable to the operator or at all. Although, in respect of these properties, the Company intends to hold only royalties, streams or other interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funding to advance the project, thereby resulting in the Company not earning revenues from the interests it holds in such properties.

The Company may have limited access to data and disclosure regarding the operation of properties in respect of which it has an interest, which may affect its ability to assess and predict the performance of its royalties, streams or other interests

As a holder of royalties and streams, the Company generally has limited access to data on the operations or to the actual properties themselves. Accordingly, the Company needs to rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the properties in respect of which it holds royalties. The Company will use such information, including production estimates, in its analyses, forecasts and assessments relating to its own business. If such information contains material inaccuracies or omissions, the Company’s ability to assess and accurately forecast its own performance or achieve its stated objectives may be materially impaired. In addition, some royalties or streams may be subject to confidentiality arrangements which govern the disclosure of information with regard to the royalties or streams and, as such, the Company may not be in a position to publicly disclose such information with respect to certain royalties. The limited access to data and disclosure regarding the operations of the properties in respect of which the Company will acquire an interest may restrict the Company’s ability to assess, forecast or enhance its performance, which could result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.

Although the Company will attempt to secure contractual rights when it creates new royalty, stream or other interests, such as audit or access rights that will permit it to monitor operators’ compliance with their obligations to the Company, there can be no assurance that the Company will be able to secure such rights, or that such rights will be sufficient to ensure such compliance or to affect operations in ways that would be beneficial to the Company.

The Company depends on the operators of the properties in respect of which it holds a royalty or stream interest for the calculation of payments, and it may not be possible to detect errors in payment calculations

Payments and deliveries to the Company pursuant to royalties or streams are calculated by the operators of the relevant properties based on reported production. Each operator’s calculations are subject to and dependent upon the adequacy and accuracy of its production and accounting functions, and errors may occur from time to time in the calculations made by an operator. Certain contracts for royalties or streams to be acquired by the Company will require the operators to provide the Company with production and operating information that may, depending on the completeness and accuracy of such information, enable the Company to detect errors in such calculations. However, the Company may not have the contractual right to receive complete production information for all of its royalties and streams. As a result, the Company’s ability to detect payment errors in respect of royalties through its monitoring program of its interests and its associated internal controls and procedures will be limited, and the possibility will exist that the Company will need to make retroactive revenue adjustments in respect of royalties or streams. The contracts for royalties in the Company’s asset portfolio generally provide the right to audit the operational calculations and production data for the associated payments and deliveries in respect of such royalties or streams; however, such audits may occur many months following the Company’s recognition of the revenue in respect of the royalties or streams and may require the Company to adjust its revenue in later periods.

The Company is dependent on the payment by the owners and operators of the properties in respect of which the Company has a royalty or stream and any delay in or failure of such payments will affect the revenues generated by the Company’s asset portfolio.

The Company is dependent, to a large extent, upon the financial viability of the owners and operators of the relevant properties in respect of which it holds royalties. Payments from production will generally flow through the operator and there is a risk of delay and additional expense in receiving such payments. Payments may be delayed as a result of restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the properties, the establishment by the operators of Mineral Reserves for such expenses or the insolvency of the operator. The Company’s rights to payment pursuant to royalties or streams will, in some cases, be enforced by contract without the protection of the ability to liquidate a property. This will inhibit the Company’s ability to collect outstanding payments in respect of such royalties or streams upon a default. Additionally, some contracts may provide limited recourse in particular circumstances which may further inhibit the Company’s ability to recover or obtain equitable relief in the event of a default by the owner or operator under such contracts. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that the Company should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue. There is also a possibility that a creditor or the owner or operator may claim that the royalty or stream contract should be terminated in the insolvency proceeding. Alternatively, in order to preserve its interest in a royalty or stream interest in the context of an insolvency or similar proceeding, the Company may be required to make additional investments in, or provide funding to, owners or operators, which would increase its exposure to the relevant interest and counterparty risk. Failure to receive payments from the owners and operators of the relevant properties or termination of the Company’s rights could result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.

Global financial conditions may destabilize

Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the Company’s ability, or the ability of the owners or operators of the properties in respect of which the Company holds royalties, to obtain equity or debt financing or make other suitable arrangements to finance their projects. In the event of increased levels of volatility or a rapid destabilization of global economic conditions, the Company’s business, financial condition, results of operations and the trading price of its securities could be materially and adversely affected. To date, the COVID-19 pandemic has had a significantly negative impact on the global economy, as well as on certain commodity prices, and the pandemic may continue to have an adverse effect on the Company. In addition, certain countries including Canada and the United States have imposed strict financial and trade sanctions against Russia in connection with the ongoing military conflict between Russia and Ukraine, which sanctions may have far- reaching effects on the global economy in addition to the near-term effects on Russia. The long-term impacts of the conflict remain uncertain.

The Company is exposed to counterparty, liquidity, insolvency and bankruptcy risk, and any delay or failure of counterparties to make payments will affect the revenues of the Company

The Company is exposed to various counterparty risks including, but not limited to (i) the Company’s royalty or stream counterparties; (ii) other companies that have payables owing to the Company; (iii) the Company’s insurance providers; and (iv) the Company’s lenders. The Company is also exposed to liquidity, insolvency and bankruptcy risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans or other credit facilities or obtain equity financing in the future or to obtain them on terms favorable to the Company.

Royalties or streams may not be honored by operators of a project

Royalties and streams in respect of natural resource properties are largely contractual in nature. Parties to contracts do not always honor contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalties or streams do not abide by their contractual obligations, the Company may be forced to take legal action to enforce its contractual rights. Such legal action may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to the Company could have a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.

Not all of the Company’s royalties are secured and the Company’s security interests, if any, may be subordinated and difficult to enforce

Although certain of the Company’s royalties and its stream are secured, certain of the Company’s royalty interests are unsecured. In a default, liquidation or realization situation, any unsecured royalty interest of the Company will be satisfied pro rata with all other unsecured claims after all secured claims, property claims, and prior ranking claims are satisfied in full. Absent a security interest, the Company’s likely potential recourse against a defaulting property owner or mining operator would be for breach of the applicable contract which would result in damages and unsecured claims for which the likelihood of recovery is remote and time-consuming. In the event that a mining operator or property owner has insufficient funds to pay its liabilities and obligations as they become due, it is possible that other liabilities and obligations will be satisfied prior to those owing to the Company. Even valid security interests which are or may be held by the Company could be (i) subordinated to other indebtedness; (ii) unenforceable; (iii) difficult to enforce; or (iv) subject to attack by other creditors or stakeholders. Further, in insolvency proceedings, any security or other interest held by the Company will likely be further subordinated by court-ordered charges or other court-ordered relief, including for interim financing.

The Company’s profitability, results of operations and financial condition are subject to variations in foreign exchange rates

Certain of the Company’s activities and its head office are located in Canada and the costs associated with these activities are largely denominated in Canadian dollars. Additionally, the Company has subsidiaries in the United Kingdom and Australia, creating potential foreign currency fluctuations between these subsidiaries. Additionally, some of the Company’s royalties may be subject to foreign currency fluctuations and inflationary pressures, which could have a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and the Company may suffer losses due to adverse foreign currency rate fluctuations.

Operators of mines may not be able to replace depleted Mineral Reserves and Mineral Resources, which would reduce the Company’s revenue from royalties

The revenue generated by the Company will principally be based on the exploitation of Mineral Reserves on assets underlying the Company’s royalties or streams. Mineral Reserves are continually being depleted through extraction and the long-term viability of the Company’s portfolio will depend on the replacement of Mineral Reserves by owners or operators of the associated properties through new producing assets and increases in Mineral Reserves on existing producing assets. As any mine in respect of which the Company has a royalty or stream matures, the Company expects overall declines in production over the years unless the operator of such mine is able to replace Mineral Reserves that are mined through mine expansion or successful new exploration. Exploration for minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given mineral project will result in discoveries of commercial quantities of minerals on properties underlying the Company’s royalty or stream interest or that discoveries will be located on properties covered by the relevant royalty or stream. Even in those cases where a significant mineral deposit is identified and covered by a royalty or stream owned by the Company, there is no guarantee that the deposit can be economically extracted. Substantial expenditures are required to establish Mineral Reserves through drilling, to develop processes to extract the Mineral Reserves and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit covered by a royalty or stream owned by the Company, no assurance can be given that new Mineral Reserves will be identified to replace or increase the amount of Mineral Reserves underlying a royalty or stream interest held by the Company. This includes Mineral Resources, as the Mineral Resources that have been discovered may not have been subjected to sufficient analysis to justify commercial operations or the allocation of funds required for development. The inability of operators to add additional Mineral Reserves or to replace existing Mineral Reserves through either the development of existing Mineral Resources or the acquisition of new mineral producing assets, in each case covered by a royalty or stream owned by the Company, could result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.

The Company may enter into acquisitions or other royalty or stream transactions from time to time, which may be material, may involve the issuance of the Company’s securities or may involve the incurrence of indebtedness and will be subject to transaction-specific risks

The Company regularly reviews opportunities to acquire existing royalties or streams, to create new royalties, streams or other arrangements through the financing of mining projects, financing of new acquisitions or to acquire companies that hold royalties or streams in respect of mineral properties. At any given time, the Company may have various types of transactions and acquisition opportunities in various stages of active review, including submissions of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to the Company and may involve the issuance of Common Shares or other securities by the Company or the incurrence of indebtedness to fund any such acquisition. In addition, any such transaction may have other transaction-specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired or underlying properties located. Additionally, the Company may consider opportunities to restructure its royalty or stream arrangements where it believes such a restructuring may provide a long-term benefit to the Company, even if such restructuring may reduce near-term revenues or result in the Company incurring transaction-related costs.

Increased competition for royalties or streams could adversely affect the Company’s ability to acquire additional royalties or streams in mineral properties

Many companies are engaged in the search for and the acquisition of mineral interests, including royalties and streams and there is a limited supply of desirable mineral interests. The mineral exploration and mining businesses are competitive in all phases. Many companies are engaged in the acquisition of mineral interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. The Company may be at a competitive disadvantage in acquiring those interests, whether by way of royalty or stream as competitors may have greater financial resources and technical staff. There can be no assurance that the Company will be able to compete successfully against other companies in acquiring new royalties or streams. In addition, the Company may be unable to acquire royalties or streams at acceptable valuations which could result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.

The Company can provide no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable

There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could impede the Company’s funding obligations, or result in delay or postponement of further business activities which could result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.

The Company may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate its business

The Company is dependent upon the continued availability and commitment of its key management personnel, whose contributions to immediate and future operations of the Company are of significant importance. The loss of any such key management personnel, and, in particular, of its chief executive officer, could negatively affect the Company’s business operations. From time to time, the Company may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. In addition, the Company expects to frequently retain third-party specialized technical personnel to assess and execute on opportunities. These individuals may have conflicts, of interest or scheduling conflicts, which may delay or inhibit the Company’s ability to employ such individuals’ expertise. The number of persons skilled in the acquisition, exploration and development of royalties and streams in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel will be critical to the Company’s success and there can be no assurance that the Company will be able to recruit and retain such personnel. If the Company is not successful in recruiting and retaining qualified personnel, the Company’s ability to execute its business model and growth strategy could be affected, which could have a material adverse effect on its business, financial condition, results of operations and the trading price of its securities.

Certain of the Company’s directors and officers may serve as directors and officers with other companies, which could put them in a conflict position from time to time

Certain of the directors and officers of the Company may also serve as directors or officers of, or have significant shareholdings in, other companies involved in natural resource exploration, development and production and, to the extent that such other companies may engage in transactions or participate in the same ventures in which the Company participates, or in transactions or ventures in which the Company may seek to participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.

Such conflicts of the directors and officers could result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.

Changes in or in the interpretation of tax legislation or accounting rules could affect the profitability of the Company

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada or any of the countries in which the Company’s assets or relevant contracting parties or underlying properties are located could result in some or all of the Company’s profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company’s profitability, results of operations and financial condition and the trading price of its securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties held by the Company less attractive to counterparties. Such changes could adversely affect the Company’s ability to acquire new assets or make future investments.

The Company may be unable to repay its indebtedness and comply with its obligations under a credit facility

The Company entered into the Facility to be used primarily to settle in its entirety the outstanding loan principal together with any accrued and unpaid interest and fees owed to Sprott. The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness will depend on its future performance, which is subject to economic, financial, competitive and other factors beyond its control. The Company may not generate future cash flow that is sufficient to service debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as reducing or eliminating dividends, if any, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

There can be no assurances that, in the future, the Company will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with the covenants of the Facility, could likely result in an event of default under such credit facilities and would allow the lenders to accelerate the debt, which could materially and adversely affect the Company’s business, financial condition, results of operations and the trading price of its securities.

The Company’s operations will depend on information systems that may be vulnerable to cyber security threats

The Company’s operations depend, in part, on its IT systems, networks, equipment and software and the security of these systems. The Company depends on various IT systems to process and record financial and technical data, administer its contracts with its counterparties and communicate with employees and third parties. These IT systems, and those of its third-party service providers and vendors and the counterparties under its contracts for royalties may be vulnerable to an increasing number of continually evolving cyber security risks. Unauthorized third parties may be able to penetrate network security and misappropriate or compromise confidential information, create system disruptions or cause shutdowns. Any such breach or compromise may go undetected for an extended period of time.

A significant breach of the Company’s IT systems or data security or misuse of data, particularly if such breach or misuse goes undetected for an extended period of time, could result in significant costs, loss of revenue, fines or lawsuits and damage to reputation. The costs to eliminate or alleviate cyber or other security problems, including bugs, viruses, worms, malware and other security vulnerabilities, could be significant, and the Company’s efforts to address these problems may not be successful. The significance of any cyber-security breach is difficult to quantify, but may in certain circumstances be material and could have a material adverse effect on the Company’s financial condition, results of operations and the trading price of its securities.

Risks Relating to Mines and Mining Operations

The Company is indirectly exposed to many of the same risk factors as the owners and operators of properties in respect of which it holds a royalty or stream

The Company is indirectly subject to the risk factors applicable to the owners and operators of properties in respect of which the Company holds a royalty or stream, to the extent that such risks relate to the production of minerals from, or the continued operation of, such mines or projects.

Production at mines and projects in respect of which the Company holds a royalty or stream is dependent on operators’ employees

Production from the properties in respect of which the Company holds a royalty or stream interest depends on the efforts of operators’ employees. There is competition for geologists and persons with mining expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations. Further, relations with employees may be affected by changes in the scheme of labor relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, or could result in the owners and operators of such properties to decide to cease production at one or more of the properties, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.

Mineral Reserves and Mineral Resources are estimates based on interpretation and assumptions and actual production may differ from amounts identified in such estimates

The Mineral Reserves and Mineral Resources on properties in respect of which the Company holds royalties or streams are estimates only, and no assurance can be given that the estimated Mineral Reserves and Mineral Resources will be accurate or that the indicated level of minerals will be produced. Mineral Reserve and Mineral Resource estimates for certain of the Company’s royalties will be prepared by the operators of the underlying properties. The Company will not participate in the preparation or verification of such estimates (or the reports in which they are presented) and the Company will not independently assess or verify the accuracy of such estimates. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible and during that time the economic feasibility of exploiting a mineral deposit discovery may change.

Market price fluctuations of the applicable commodity, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable Mineral Reserves on properties underlying the Company’s royalties unprofitable to develop at a particular site or sites for periods of time or may render Mineral Reserves containing relatively lower-grade mineralization uneconomic. Moreover, short- term operating factors relating to the Mineral Reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause Mineral Reserves to be reduced or not extracted. Estimated Mineral Reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure, governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection and by political and economic stability. While these risks may exist for all of the Company’s assets, they will be heightened in the case of interests in properties which have not yet commenced production.

Mineral Resource estimates, in particular, must be considered with caution. Mineral Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely- spaced drill hole or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such Mineral Resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, Mineral Resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that all or any part of the Mineral Resources on properties underlying the Company’s royalties constitute or will be converted into Mineral Reserves.

Any of the foregoing factors may require operators to reduce their Mineral Reserves and Mineral Resources, which could result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.

Production forecasts may not prove to be accurate

The Company prepares estimates and forecasts of future mineral production attributable to the Company pursuant to the properties in respect of which it holds royalties and, in doing so, the Company relies on public disclosure and other information it receives from the owners, operators and independent experts of such properties to prepare such estimates. Such information may necessarily be imprecise because it depends upon the judgment of the individuals who operate such properties as well as those who review and assess the geological and engineering information. These production estimates and forecasts will typically be based on existing mine plans and other assumptions with respect to such properties, which may change from time to time and over which the Company will have no control, including the availability, accessibility, sufficiency and quality of ore, the costs of production, the operators’ ability to sustain and increase production levels, the sufficiency of infrastructure, the performance of personnel and equipment, the availability of materials and equipment including reagents and fuel, the ability to maintain and obtain mining interests and permits and compliance with existing and future laws and regulations. Any such information is forward-looking and no assurance can be given that such production estimates and forecasts will be achieved. Actual production attributable to the Company’s royalty or stream interests may vary from the Company’s estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; actual ore mined being less amenable than expected to mining or treatment; lower than expected mill feed grades; lower than anticipated sweep efficiency at certain mines; short-term operating factors relating to the Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; delays in the commencement of production and ramp up at new mines; revisions to mine plans; unusual or unexpected ore body formations; risks and hazards associated with the properties in respect of which the Company holds royalties, including but not limited to cave-ins, rock falls, rock bursts, pit wall failures, seismic activity, weather-related complications, fires or flooding or as a result of other operational problems such as production drilling or material removal challenges, power failures or a failure of a key production component such as a hoist, an autoclave, a filter press or a grinding mill; and unexpected labor shortages, strikes, local community opposition or blockades. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company’s failure to realize the benefits of its production forecasts anticipated from time to time. If the Company’s production forecasts prove to be incorrect, it could result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.

The exploration and development of mineral properties are inherently dangerous and subject to risks beyond the control of the Company

Companies engaged in mining activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labor disputes, increases in the cost of labor, social unrest, changes in the regulatory environment, permitting and title risks, impact of non-compliance with laws and regulations, fires, explosions, blowouts, cratering, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, tailings dam failures, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavorable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may (i) result in an environmental release or environmental pollution and liability; (ii) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal from the mineral projects in respect of which the Company holds a royalty or stream; (iii) result in a write-down or write-off of the carrying value of one or more mineral projects; (iv) cause delays or stoppage of mining or processing; (v) result in the destruction of properties, processing facilities or third- party facilities necessary to the company’s operations; (vi) cause personal injury or death and related legal liability; (vii) result in regulatory fines and penalties or the revocation or suspension of licences; (viii) result in the loss of insurance coverage; or (ix) result in the loss of social licence to operate. The occurrence of any of the above-mentioned risks or hazards could result in an interruption or suspension of operations of the properties in respect of which the Company holds a royalty or stream, which in turn could have a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.

Defects in title to properties underlying the Company’s royalties or streams may result in a loss of entitlement by the operator and a loss of the Company’s interest

A defect in the chain of title to any of the properties underlying one of the Company’s royalties or stream interests or necessary for the anticipated development or operation of a particular project to which a royalty or stream relates may arise to defeat or impair the claim of the operator to a property which could in turn result in a loss of the Company’s interest in respect of that property. In addition, claims by third parties or indigenous groups may impact the operator’s ability to conduct activities on a property to the detriment of the Company’s royalties. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. Many royalties are contractual, rather than an interest in land, with the risk that an assignment or bankruptcy or insolvency proceedings by an owner will result in the loss of any effective royalty or stream in a particular property. Further, even in those jurisdictions where there is a right to record or register royalties held by the Company in land registries or mining recorder’s offices, such registrations may not necessarily provide any protection to the Company. As a result, known title defects, as well as unforeseen and unknown title defects, may impact operations at a project in respect of which the Company has a royalty or stream and could result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.

Future litigation affecting the properties in respect of which the Company holds its royalties or streams could have an adverse effect on the Company

Potential litigation may arise on a property on which the Company holds a royalty or stream (for example, litigation between joint venture partners or between operators and original property owners or neighboring property owners). As a holder of such interests, the Company does not generally have any influence on the litigation and does not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) or the expropriation or loss of rights to a property could have a material adverse effect on the Company’s business, results of operations and financial condition and the trading price of its securities.

Moreover, the courts in some of the jurisdictions in which the Company has a royalty or stream may offer less certainty as to the judicial outcome of legal proceedings or a more protracted judicial process than is the case in more established economies. Accordingly, there can be no assurance that contracts, joint ventures, licences, licence applications or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. Moreover, the commitment of local businesses, government officials and agencies and the judicial system in these jurisdictions to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed. These uncertainties and delays could have a material adverse effect on the business, financial condition, results of operations of the Company and on the trading price of its securities.

Defects or disputes relating to the Company’s royalties or streams could have an adverse effect on the Company

Defects in or disputes relating to the royalties or streams in the Company’s portfolio may prevent the Company from realizing the anticipated benefits from these interests. Material changes could also occur that may adversely affect management’s estimate of the carrying value of the Company’s royalties and could result in impairment charges. While the Company seeks to confirm the existence, validity, enforceability, terms and geographic extent of the royalties or streams it acquires, there can be no assurance that disputes or other problems concerning these and other matters or other problems will not arise. Confirming these matters is complex and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mineral property and to the documents reflecting the royalties. The discovery of any defects in, or any disputes in respect of, the royalties or streams, could have a material adverse effect on the Company’s profitability, results of operations and financial condition and the trading price of its securities.

The operations in respect of which the Company holds a royalty or stream requires various property rights, permits and licences to be held by the operator in order to conduct current and future operations, and delays or a failure to obtain or maintain such property rights, permits and licences, or a failure to comply with the terms of any of such property rights, permits and licences could result in the interruption or closure of operations or exploration on the properties.

The exploration, development and operation of mining properties are subject to laws and regulations governing health and worker safety, employment standards, environmental matters, mine development, project development, mineral production, permitting and maintenance of titles, exports, taxes, labor standards, reclamation obligations, heritage, historic and archaeological matters and other matters. The owners and operators of the properties in respect of which the Company holds royalties require licences and permits from various governmental authorities in order to conduct their operations. Future changes in such laws and regulations or in such licences and permits could have a material adverse effect on the revenue that the Company will derive from its royalties. Such licences and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issues. Such licences and permits are subject to expiration, relinquishment and/or termination without notice to, control of or recourse by the Company. There can be no guarantee that the owners or operators of those properties in respect of which the Company holds royalties or streams are able to obtain or maintain all necessary licences and permits in good standing that may be required to explore, develop and operate the properties, commence the construction or operation of mining facilities, or maintain operations that economically justify the cost. Any failure to comply with applicable laws and regulations, permits and licences, or to maintain permits and licences in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or in fines, penalties or other liabilities accruing to the owner or operator of a project. Any such occurrence could substantially decrease production or cause the termination of operations on a property in which the Company holds a royalty or stream interest and could have a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.

The Company will be exposed to risks related to the construction, development and/or expansion in relation to the mines, projects and properties in respect of which it holds a royalty or stream

Many of the projects or properties in respect of which the Company holds an interest are in the construction or development stage, and such projects are subject to numerous risks, including, but not limited to delays in obtaining equipment, materials and services essential to the construction and development of such projects in a timely manner, currency exchange rates, labor shortages, cost escalations and fluctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete construction, development and/or expansion of such projects in accordance with current expectations or at all.

The operations in respect of which the Company holds a royalty or stream interests are subject to environmental and endangered species laws and regulations that may increase the costs of doing business and may restrict operations, which could reduce the Company’s revenues

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations, including laws and regulations relating to the protection of endangered and threatened species. Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material. In addition, such laws and regulations can constrain or prohibit the exploration and development of new projects or the development or expansion of existing projects. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, increases in land-use restrictions, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by owners or operators of any of the properties underlying the Company’s royalty and stream portfolio, could have a material impact on the viability of the relevant property and impair the revenue derived by the Company from the applicable royalty or stream, which could have a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.

Changes in government regulation could inhibit exploration, construction and development on, or production from, the mineral properties in respect of which the Company holds royalties and streams

The properties on which the Company holds a royalty or stream interest may be located in multiple legal jurisdictions and political systems. There can be no assurance that future political and economic conditions in such countries will not result in the adoption of different policies or attitudes respecting the development and ownership of resources. Changes in applicable laws, regulations, or in their enforcement or regulatory interpretation could result in adverse changes to mineral development or operations. Any such changes in policy or attitudes may result in changes in laws affecting ownership of assets, land tenure and resource concessions, licensing fees, taxation, royalties, price controls, exchange rates, export controls, environmental protection, labor relations, foreign investment, nationalization, expropriation, repatriation of income and return of capital, which may affect both the ability to undertake exploration, construction and development on, or production from, the properties in respect of which the Company holds royalty or stream interests or the payments under such royalties or streams. In certain areas where the Company holds a royalty or stream, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of the Company and the owners and operators of the properties in respect of which the Company holds a royalty or stream interest and such changes could result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.

The Company is subject to risks related to certain operations in developing economies

The Company is subject to risks normally associated with the conduct of business in developing economies. Risks may include, among others, problems relating to power supply, labor disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, nationalization of assets, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, empowerment of previously disadvantaged people, local ownership requirements, limitations on foreign ownership, power supply issues, limitations on repatriation of earnings, infrastructure limitations and increased financing costs. The above risks could limit, disrupt or negatively impact the Company’s business, financial condition, results of operations and the trading price of its securities.

Mineral properties in respect of which the Company holds royalties or streams may be subject to risks related to indigenous peoples, which could inhibit operations at such properties

Various international, national, state and provincial laws, codes, resolutions, conventions, guidelines, treaties and other principles and considerations relate to the rights of indigenous peoples. The Company holds royalties and streams in respect of operations located in some areas currently or previously inhabited or used by indigenous peoples. In these areas, governments may have obligations to respect the rights of indigenous peoples. Some mandate consultation with indigenous peoples regarding actions which may affect indigenous peoples, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national requirements, principles and considerations pertaining to indigenous people continue to evolve and be defined. The properties in respect of which the Company holds royalty and stream interests are subject to the risk that one or more groups of indigenous peoples may oppose operations or new development. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the operator’s or the Company’s activities. Opposition by indigenous peoples to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous peoples. Claims and protests of indigenous peoples may disrupt or delay activities of the operators of properties in respect of which the Company holds royalty or stream interests which could result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.

The risks arising from the COVID-19 pandemic may have a significant impact on the Company

There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about by the COVID-19 pandemic’s impact on global industrial and financial markets which may reduce commodity prices, share prices and financial liquidity, thereby limiting access to additional capital.

Risks Related to the Securities of Elemental Altus

The market price of the Common Shares may be volatile, which could result in substantial losses for holders of Common Shares

The market price of the Common Shares could be subject to significant fluctuations. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions and the risk factors described in this AIF could subject the market price of the Common Shares to wide price fluctuations regardless of the Company’s operating performance.

The Company may have to raise additional capital through the issuance of additional equity, which could result in dilution to shareholders

The issuance of additional Common Shares or of securities convertible into or exchangeable or exercisable for Common Shares may have a dilutive effect on the interests of shareholders. The number of Common Shares that the Company is authorized to issue is unlimited. The Company may, in its sole discretion, subject to applicable law and the rules of the TSX-V, issue additional Common Shares from time to time (including pursuant to any equity-based compensation plans that may be introduced in the future), and the equity interest in the Company of the holders of its Common Shares may be diluted thereby.

The Company may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in substantial dilution to shareholders.

The Canada Revenue Agency’s (“CRA”) recent focus on foreign income earned by Canadian companies may result in adverse tax consequences for the Company

There has been a recent focus by the CRA on income earned by foreign subsidiaries of Canadian companies. The majority of the Company’s royalty assets will be owned by and the related revenue is received by subsidiaries of Elemental Altus. Elemental Altus has not received any reassessment or proposal from the CRA in connection with income earned by its foreign subsidiaries. Although management believes that the Company will be in full compliance with Canadian tax law, there can be no assurance that the Company’s structure may not be challenged in future. In the event the CRA successfully challenges the Company’s structure, this could potentially result in additional federal and provincial taxes and penalties, which may have a material adverse effect on the Company’s business, results of operations and financial condition and the trading price of its securities.

Changes in or in the interpretation of tax legislation or accounting rules could affect the profitability of the Company

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada or any of the countries in which the Company’s assets or relevant contracting parties or underlying properties are located could result in some or all of the Company’s profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company’s profitability, results of operations and financial condition and the trading price of its securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties or other interests held by the Company less attractive to counterparties. Such changes could adversely affect the Company’s ability to acquire new assets or make future investments.

The Company’s operations will depend on information systems that may be vulnerable to cyber security threats

The Company’s information technology and internal infrastructure is susceptible to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Significant disruption to the availability of information technology and internal infrastructure could cause delays in research and development work. The Company would incur liability and development of product candidates would be delayed if any disruption or security breach were to result in a loss of, or damage to, the Company’s data.

MATERIAL ASSETS

As at the date of this AIF, Elemental Altus considers the interests it holds on the Karlawinda Mine and the Caserones Mine to be the only material mineral projects in which it holds royalty interests.

Karlawinda Mine, Australia

A technical report was prepared for the Company pursuant to NI 43-101 entitled “Amended NI 43-101 Technical Report Karlawinda Gold Project, Western Australia, Australia” dated August 4, 2021 with an effective date of December 21, 2020, as amended on August 4, 2021, and authored by Timothy J. Strong, MIMMM (the “Karlawinda Technical Report”).

The following description of the Karlawinda Mine has been prepared in reliance, on the Karlawinda Technical Report, and the Capricorn announcement dated July 27, 2023, “Quarterly Exploration Report and Annual Resource / Reserve Update” (the “Capricorn Announcement”). Readers should consult the Karlawinda Technical Report and the Capricorn Announcement dated July 27, 2023, whereby the Karlawinda Technical Report has been prepared in accordance with NI 43-101 and is available on the Company’s profile at www.sedarplus.ca, and the Capricorn Announcement has been prepared in accordance with the JORC and is available on the Capricorn website.

While the Company does not have any knowledge that such information is not accurate, the Company has not independently verified this information and there can be no assurance that such third party information is complete or accurate. See “Technical and Third-Party Information”.

Property Description, Location and Access

The Karlawinda Gold Project is located in the Pilbara Region of Western Australia, approximately 65 km south-east of the town of Newman. The property is approximately 1,000 km by road from the city of Perth, the State capital.

The Karlawinda Gold Project can be reached via access dirt roads (Coobine Road) from the main Great Northern Highway, which in turn is connected by asphalt road to Newman and Perth. Newman has limited infrastructure but is a center for the local mining industry and well prepared to support fly-in fly-out operations. Services and consumable supplies are delivered by existing roads and a 40km access road from the Great Northern Highway to the project.

Construction of the Karlawinda Gold Project commenced in December 2019 and was completed in the June 2021 quarter with the successful commissioning of the processing plant culminating in first gold poured at the end of June 2021. Steady state operations were achieved by the end of the September 2021 quarter.

Mining is well established in the region and there is a ready source of trained and informal employees.

History

The Karlawinda Gold Project (Francopan discovery) was first discovered in 2005 by WMC Resources Ltd. In 2016 the project was acquired by Capricorn who now hold 100% of the property, who have subsequently drilled out Bibra and associated orebodies to define the current Mineral Resource estimate. All work since 2016 has been completed by Capricorn.

Geology, Mineralization and Deposit Type

The Karlawinda Gold Project is located on the southern edge of the Pilbara craton within the exposed Sylvania Inlier. The Sylvania Inlier is a small, elongated Archean granite-greenstone providence which consists of low to medium grade meta volcanics, mafic and ultramafic intrusions and metasedimentary rocks which have been extensively intruded by the granitoid bodies.

The Sylvania Inlier is the southmost granite-greenstone terrane of the Pilbara Craton. It is a section of the Pilbara Archean Basement thought to have formed in response to the collision between the Yilgarn and Pilbara Cratons. Rocks of the Pilbara Supergroup are in conformable contact with the Inlier on the east- south-eastern margin, and in turn, are unconformably overlain by rocks of the Fortescue Hamersley Groups. Mineralisation at Karlawinda is hosted in psammites, pelites, schists and amphibolites.

A comparison of the location of host rocks to rocks off the east-south-eastern margin suggests that part of the Mount Bruce Supergroup is a prime host package candidate for the Bibra mineralization.

The Karlawinda Gold Project falls within the Karlawinda Greenstone belt which spans the southern margin of the Sylvania Inlier and is considered part of a large-scale Archaean age gold mineralized system.

The field site predominantly consists of east-west striking metasediments in contact with the Sylvania Inlier to the north of a high-strain zone, and in unconformable contact with Collier Group sediments to the south of Bibra.

Mapping has indicated five main lithologies in the vicinity of Bibra. These include basement metasediments, basement amphibolites, basement quartz-feldspar mylonite, granites of the Sylvania Inlier and Cainozic and Quaternary colluvium, alluvium, and laterites. The basement host package comprises of interbedded psammites, pelites, schists and amphibolites with a weathering depth of approximately 50 metres.

The basement stratigraphy at Karlawinda has been recrystallized during amphibolite facies metamorphism and the majority of primary textures have been destroyed. Lithological boundaries are predominantly gradational; however, amphibolite and para-amphibolite contacts are often sharper. Foliated, and foliation- cross-cutting quartz with or without sulphide, quartz carbonate with or without sulphide and carbonate with or without sulphide veins are common throughout diamond drill cores.

Gold mineralisation is present in two parts including laterite and oxide/primary mineralisation. The laterite mineralisation lies just below the surface and consists of pisolitic lateritic duricrust composed of maghemite, goethite and hematite. The laterite zone is 1.25 kilometres long by 1.15 kilometres wide.

Oxide gold mineralisation occurs below the laterite gold mineralisation, approximately 10 metres below surface, and is hosted in kaolin and smectite rich clays and is approximately 60 metres deep.

The oxide/primary mineralisation gold mineralisation has developed on at least two parallel, 40 metres thick, shallow dipping sandstone units, which dip to the west-north-west at 22°. The primary mineralisation has developed in two main lodes named the main footwall and main hangingwall. These lodes strike NE- SW and dip west-northwest at 22°. The gold mineralisation is strata-form with lineations identified as controlling higher-grade shoots. The lodes are typically wide intercepts (e.g. 40 metres at 0.9 grams per tonne of gold) but high-grade shoots have developed parallel to the metamorphic fabric plunging to the west-north-west in a rod-like geometry. Down-plunge the grades and thicknesses remain consistent whilst along strike they are more variable. The primary mineralisation in fresh rock is marked by 3-10% sulphides, subhedral magnetite grains, quartz veins/veinlets, and fine-grained gold.

Outside of the main mineralization, more discrete lodes occur. In the hanging wall to the main mineralisation, Port Rush, Easky, Finns and Easky East ore domains occur and to the south of Bibra, mineralisation continues south from the main pit area into the Southern Corridor and Tramore lode.

Exploration

Elemental Altus is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to Elemental Altus.

Drilling

RC drilling rigs operated by Ranger, Profile and Blue Spec were used to collect chip samples. Some early drilling used face-sampling bits of 135mm diameter, with the majority of holes using 140mm diameter.

Diamond drilling rigs operated by Westralian Diamond Drillers, Blue Spec, Boart and Foraco were used to collect diamond core samples over the numerous drilling programs. NQ2, PQ3, PQ, HQ3 and HQ are the core sizes collected. RC precollars were regularly used through barren zones and range from 20m to 200m.

Sampling, Analysis and Data Verification

Elemental Altus is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to Elemental Altus.

Mineral Processing and Metallurgical Testing

A processing flowsheet, materials balance, water balance, equipment identification, mechanical and electrical layouts were all developed to FS standard. A tertiary crushing single ball mill comminution circuit followed by a conventional gravity and carbon in leach (CIL) process is proposed. This process is considered appropriate for the Bibra ore, which is classified as free-milling. The proposed metallurgical process is commonly used in the Australian and international gold mining industry and is considered to be well-tested and proven technology.

The testwork was conducted on 35 composites (30 variability and 5 master) prepared from 779 meters of diamond drill core, totalling 90 intervals from 52 drill holes. These samples amount to 4,103kg and represent the four main weathering horizons in the Bibra deposit.

The test work demonstrated Bibra ore contains a gravity recoverable gold component and is free milling with high gold extractions achievable by conventional cyanidation. Production to date supports the metallurgical and processing assumptions.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

The Mineral Resource Estimate (effective date 31 March 2023) for KGP is 80.4 million tonnes (Mt) with a grade of 0.7 g/t Au containing 1,880,000 oz Au of Measured and Indicated resources. The Inferred Resources were reported as 17.0 Mt with a grade of 0.6 g/t Au containing 349,000 oz Au.

The Karlawinda Gold Project Mineral Resource Estimate, inclusive of the Mineral Reserves, is tabulated below:

Mineral Reserve Estimate

Capricorn provided an updated JORC 2012 compliant Mineral Reserve Estimate with an effective date of 31 March 2023. The KGP Proven and Probable Mineral Reserves are 49.2 million tonnes with a grade of 0.8 g/t Au containing 1,247,000 ounces. The Mineral Reserves are based on Measured and Indicated resources of 80.4 million tonnes at 0.7g/t Au containing 1,880,000 ounces.

The updated Karlawinda Open Pit Mineral Reserve Estimate statement is tabled below:

Mining Operations

Elemental Altus is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43–101 from providing this disclosure, as the information required to provide such disclosure is not available to Elemental Altus.

Processing and Recovery Operations

Elemental Altus is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43–101 from providing this disclosure, as the information required to provide such disclosure is not available to Elemental Altus.

Infrastructure, Permitting and Compliance Activities

The project site is within economic distances of existing infrastructure in the east Pilbara region. Services and consumable supplies will be delivered by existing roads and a new 40 km access road from the Great Northern Highway to the Karlawinda Mine.

Land availability is unlikely to be an issue, with the mining and exploration tenure held by Capricorn covering project needs. The project lies at the northern boundary of the Weelerrana cattle station. Tailings disposal is intended to be within an Integrated Waste Landform whereby tailings are encapsulated by mining waste, rather than having separate waste dumps and tailings facilities.

The workforce will be fly-in and fly-out and based at a camp on site during rostered days on. Either commercial flights to Newman airport, 55 km north of the project or an onsite airstrip will be used. Pump testing and modelling of the potential yield from the Karlawinda borefield indicate that there is sufficient groundwater to service the needs of the project for the life-of-mine. This will require the development of numerous water production bores, of which 5 have already been developed. Miscellaneous licence applications to secure the tenure required for all infrastructure not covered by Mining Lease have been approved.

Power will be generated on site utilising natural gas, requiring a 56 km pipeline construction.

Environmental and Social

As of October 2022, Flooding risk has been analyzed by an independent external expert and deemed to be minimal.

As of October 2022, no significant flora or fauna species, including subterranean species have been identified that will be significantly impacted by the Karlawinda Gold Project in a manner that could not be adequately managed.

As of October 2022, waste rock and tailings characterization work has been completed and all waste types and tailings are non-acid forming and have limited metal leachate potential.

As of October 2022, all mining tenure required for the project has been obtained. Approvals required to enable the Karlawinda Gold Project to operate have been obtained. Any amendments to current approvals required to accommodate the increased ORE will be made in due course.

Capital and Operating Costs

Elemental Altus is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to Elemental Altus.

Exploration, Development and Production

Elemental Altus is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to Elemental Altus.

Caserones Mine, Chile

A technical report was prepared for Lundin Mining Corporation, pursuant to NI 43-101 entitled “Technical Report Caserones Mining Operation, Caserones Project, Atacama Region, Chile”, dated July 13, 2023, with an effective date of December 31, 2022.

The following description of the Caserones Mine has been prepared in reliance on the Caserones Technical Report and readers should consult the Caserones Technical Report to obtain further particulars on the Caserones Mine. The Caserones Technical Report was prepared in accordance with NI 43-101 and is available on Lundin Mining Corporation’s company profile at www.sedarplus.ca.

While the Company does not have any knowledge that such information is not accurate, the Company has not independently verified this information and there can be no assurance that such third party information is complete or accurate. See “Technical and Third-Party Information”.

Property Description, Location and Access

The operations at the mine are located in the Atacama Region (Region III) in the Province of Copiapó, in the Chilean commune of Tierra Amarilla, at an approximate °10’ latitude south and 69°35’ longitude west. The Caserones Mine is 165 kilometers (“km”) by road, southeast from Copiapó. The Caserones Mine is located within the Caserones Royalty Concessions.

The region is characterized by cool dry summers and dry cold winters. Mining operations are year-round. There can be short-term interruptions in June–August if there are major snowfall events. Due to extreme temperatures and snowfall conditions between May to August, exploration activities are limited to September to April.

On March 9, 2023, Elemental Altus acquired an additional 0.025% effective NSR on the Caserones Mine and on July 13, 2023, Elemental Altus acquired an additional 0.030% NSR on the Caserones Mine (together, the “Caserones Acquisition”). In total as of the date of this AIF, Elemental Altus holds a 0.473% NSR in the Caserones mine.

History

Prior to becoming a mine, Caserones Mine was previously known as Regalito (“Regalito”) and historical references may refer to the Regalito project or deposit rather than the Caserones project or deposit. The first evidence of mining activity in the area dates back to pre-Colombian times and consisted of artisanal turquoise mining operations along the Quebrada Central and the Quebrada Tamberias.

In January 1984, SMC California Uña de la Sierra Peña Negra (“SMC California”) Compañia Minera Caserones (“CMC”) carried out a five-day regional reconnaissance in the Andean range of Copiapó that included portions of the Caserones Mine area. Subsequent to this, SMC California and CMC, and LCM Caserones both staked claims in the area.

In May 1986, BTX Exploration Ltda. (“BTX”) conducted a nine-day reconnaissance sampling and mapping program that included seven days of helicopter support. This program was known as the Regalito Exploration Project and covered 1,250 km. This work resulted in the identification of several areas of mineralization that included: Pulido, Pulido Sur, West Caserones and Central Caserones, East Caserones, Angelica and Potro.

Between 1988 and 2000, four mining companies completed surface mapping of the Regalito prospect, initiating exploration by means of both reverse circulation (RC) and diamond drilling (DD).

1.	1988–1990 Compañia Minera Newmont Chile (Minera Newmont)
2.	1990–1991 Inversiones Mineras del Inca SA (INCA) and Niugini Mining (Niugini)
3.	1994–1998 BHP Chile Inc.
4.	2000 South American Gold and Copper Company (SAGC)

In 2004, Compañia Minera Newmont completed petrographic studies on 8 thin sections and 13 polished sections for 14 core samples taken from various locations in the mineralization of the Regalito Porphyry system. Based on data from five core holes, Newmont geologists proposed a vertical mineral zonation for the Regalito Deposit.

Lumina Copper Canada (“Lumina Copper”) conducted an exploration drilling and surface mapping campaign at the Caserones Mine (previously Regalito) between February 2004 and October 2004. The objective was to establish the shape and grade of the secondary sulphide enrichment zone. A total of 32,189.10 m was drilled in 114 holes. In February 2005, a district-scale geological-structural mapping was completed. A relogging program on the drill holes was completed by Rojas y Asociados Chile Lda, based in Santiago.

In 2006, as part of a due diligence evaluation, Pan Pacific Copper S.A. completed two twin drill holes to validate the 2004 drill campaign information. Lumina Copper completed exploration programs to capture information to support the pre-feasibility and feasibility engineering studies. In 2009, Lumina Copper engaged Golder Associates to complete a Mineral Resource estimate for Caserones Mine which was completed in August 2009 and Lumina Copper prepared an internal feasibility study, which was the first historical mining production study from the Caserones Mine.

Lundin Mining Corporation through a wholly owned subsidiary, holds a 51% majority interest in Minera Lumina Copper Chile, which is the owner of the Caserones Mine. JX Nippon Mining and Metals Corporation, together with certain of its affiliates, holds the remaining 49% interest.

The below chart presents the annual copper production by Minera Lumina Copper Chile from 2013 to 2022:

Geological Setting, Mineralization and Deposit Types

Caserones Mine Geology

Caserones is an Andean copper-molybdenum porphyry deposit. The basement assemblage in the Caserones Mine is a Carboniferous assemblage of metavolcanic and metasedimentary rocks. This assemblage has been intruded by the Caserones Granite in the Upper Carboniferous and the El Colorado Granite in the Permo–Triassic. Overlying these units are Mesozoic volcanic assemblages and sedimentary rocks of the La Ternada, Quebrada Seca, and Monardes Formations.

Mineralization

Alteration associated with the mineralization includes an older potassic zone, overprinted by phyllic alteration. An intense, texturally destructive silicification characterized by massive silica replacement in places, affects the central part of the deposit and may coincide locally with higher grade supergene copper mineralization.

The Caserones Mine deposit is hosted in a monzogranite within the Caserones granite. It is about 2,000 metres long and has a width of approximately 1,500 metres. The oxide and secondary copper zones form a surface parallel blanket over 1,200 metres in diameter with a central “core” of at least 1,000 metres in diameter, with thicknesses averaging 300 metres and exceeding 400 metres in the central part. The oxide zone forms a cap that sits on top of the secondary copper zone in the northwest margin of the deposit area. Flanking the oxide zone and overlying the supergene zone, is a zone of “leached” material. Primary copper mineralization remains open in all directions.

The secondary copper mineralization in the Caserones Mine consists of chalcanthite with subordinate chrysocolla, brochantite and minor amounts of malachite, azurite and antlerite in the oxide zone. Oxide minerals are predominantly fracture-filling but can also occur as replacements of disseminated primary sulphides. In the supergene-enriched zone, the primary copper minerals are chalcocite and lesser covellite, forming disseminations or hairline veinlets. The leached zone contains only patchy, discontinuous copper mineralization. Primary sulphide mineralization generally comprises of 2% to 5% sulphides, primarily pyrite, with lesser chalcopyrite, molybdenite, and bornite and rare sphalerite. Molybdenite is present in all of the zones and generally occurs with quartz in veinlets and rarely as disseminated grains.

Exploration

MLCC, 2006 – Present

Up until 2011, exploration was focused on the area of the mine in support of pre-feasibility and feasibility studies. Initial prospecting, geophysical surveys and drilling was conducted on the Cerro Sur, Angelica and Caserones Sur prospects to the west and south of Caserones. Between 2011 and 2018, exploration activities were suspended during this period of mine operations. In 2019, exploration was reprised around the Caserones Mine.

The map below presents a location of the exploration prospects in and around Caserones Mine:

440000
460000
N
Cerro Pulido (Au)
Nemesis
Don Diego (Au)
Caserones Mine
Vegas del Obispo (Au-Cu)
Cerro Sur (Cu-Mo-Au)
Angelica (Cu-Mo)
Sur de Cerro Sur (Cu)
El Potro (Cu-Mo)
Caserones Sur (Cu-Mo)
Los Helados (NGEx Minerals Ltd.)
0
5
10
Km
Legend
Caserones Mine
Prospects
Other Project
Caserones Mineral Rights
Indigenous development area
Caserones Mine Access Route
Caserones Sur Access Route
El Potro Access Route

Source: MLCC(2023) , modified by LMC (2023)

Minera Lumina Copper Chile conducted several of the exploration activities through third party contractors or direct subsidiaries of JX Nippon Mining & Metals (“JX Nippon”). These companies include:

1.	Japan Oil, Gas and Metals National Corporation (“JOGMEC”)
2.	JX Nippon, part owner of the Caserones Mine

a.	JX Nippon Mining Metals Exploration Chile Lda (“JXE”) is an exploration company; subsidiary of JX Nippon
b.	Nikko Exploration & Development Company (“NED”), subsidiary of JX Nippon

3.	Pan Pacific Copper (“PPC”) was created in October 2000, and is a partnership formed by JX Nippon (66%) and Mitsui Mining & Smelting (34%)
4.	Pan Pacific Copper Exploration Chile Ltda. (“PPCE”) is a geological services company and subsidiary of PPC

Cerro Sur, Sur de Cerro Sur Prospects

The Cerro Sur and the Sur de Cerro Sur prospects are situated approximately 4 km southwest of the Caserones Mine operation. In 2008 and 2009, Nikko Exploration & Development Co. (NED), a subsidiary to JX Nippon, completed several exploration programs and rock analyses, in the Cerro Sur area. In 2009, Minera Lumina Copper Chile followed up with a limited drill program of 3 diamond drill holes (900 m total). The assay analyses included total copper, sequential copper, and molybdenum.

Angelica Prospect

In 2005, Minera Lumina Copper Chile originally completed a geological mapping and surface rock sampling in the Angelica prospect. In late 2008, NED, a subsidiary of JX Nippon carried out a more detailed mapping and geochemical sampling program that found several copper and molybdenum anomalies. NED followed up these anomalies by retaining Zonge to complete an IP/resistivity ground geophysical survey. In 2009, with the support of JOGMEC, Minera Lumina Copper Chile and PPC conducted the first of several exploration diamond drill holes. These were subsequently followed 4 drill holes in 2010 and 12 RC drill holes in 2011. The results intersected an oxide zone at depth. Between 2020 and 2023, three additional exploration diamond drill campaigns were completed.

Caserones Oeste – Caserones Este Prospects

The Caserones Oeste – Caserones Este prospects are located approximately 3.5 km southeast of the Caserones operation.

Caserones Sur Prospect

The Caserones Sur Prospect is located approximately 16 km south of the Caserones Mine, at the head of the Rio Ramadillas. This area is characterized by outcrops of altered breccias, typically associated with copper-molybdenum porphyry systems. Minera Lumina Copper Chile, in partnership with JX Nippon and JXE, completed geological surface mapping and rock sampling and completed an airborne geophysical survey.

Vegas del Obispo Prospect

The Vegas del Obispo prospect is situated approximately 14 km east of the Caserones Mine. The Vegas del Obispo is an area of hydrothermal alteration with potential for hosting for gold or copper mineralization but has not been fully investigated. There is limited historical exploration on this prospect. Other than a brief site inspection and geology review in 2021, Minera Lumina Copper Chile has not conducted any further exploration activities on this prospect.

Cerro Pulido Prospect

The Cerro Pulido prospect is situated approximately 6 km northeast of the Caserones Mine. Cerro Pulido is an area of hydrothermal alteration with potential for hosting gold or copper mineralization but has not been fully investigated. Early exploration was completed in the late 1980’s and early 1990’s.

Minera Lumina Copper Chile has not conducted any exploration activities on this prospect.

Drilling

Drilling from 2004 to 2022 comprises a total of 1,127 drill holes (196,002 m), consisting of 815 RC holes (94,883 m) and 312 diamond core holes (101,119 m). Drilling from 2004 to 2017 supports the Mineral Resource estimate. Drilling after 2017 is not included in the estimation. Drilling and drill information prior to 2004 were excluded from estimation due to a lack of collar and downhole surveys, as well as the lack of quality assurance and quality control (QA/QC) procedures.

Lithology, alteration, mineralogy, and mineral zone were routinely logged using abbreviations and very brief descriptions in 2004–2006. Geotechnical parameters logged included core recovery, rock hardness, rock quality designation (RQD), fracture frequency, fracture fill, and rock mass rating (RMR). From 2007 to the effective date of the Caserones Technical Report, drill logs have consisted of descriptions of the lithology, alteration, mineralization, and structure. Geotechnical logging captured in the geological database consists of core recovery, rock hardness, RQD, fracture frequency, fracture fill and RMR.

Drilling is generally perpendicular to the mineralization, and drilled thicknesses approximate true thicknesses. A total of 91 diamond drill holes totalling 20,718 m have been drilled to within the Caserones Mine deposit after the database close-out-date for estimation. All drill holes are within the resource model area. All drill holes have lithological and assay data available. The information was compared to the existing block model. The QP is of the opinion that although the newer drilling within the resource model will change the grades locally, overall, the new drilling should have a minimal effect on the average grade of the model. In the opinion of the QP, the quantity and quality of the logged geological data, and the collar, and downhole survey data collected in the exploration and infill drill programs completed, are sufficient to support Mineral Resource and Mineral Reserve estimation and mine planning.

Sample Preparation, Analyses, and Data Verification

RC samples were collected on 2 m intervals at the drill using a cyclone. In a few areas where water was a problem, a rotary wet splitter was used. Core samples were marked on 2 m intervals and the core was cut in half using a diamond saw. Activation Laboratories Ltd. (Actlabs) in La Serena, Chile was used for RC and core sample preparation and analysis from 2000–2006. At the time, the laboratory held ISO/IEC 17025 accreditations. SGS Minerals, Copiapó, was used for RC and core sample preparation and analysis from 2007–2017. The laboratory holds ISO 14001 and NCh-ISO17065:2013 accreditations.

Both laboratories are independent of Lundin Mining Corporation and Minera Lumina Copper Chile. Currently, grade control samples are assayed at Bureau Veritas in Copiapó that holds ISO/IEC 27001:2013 accreditations. Depending on the laboratory, samples were crushed to 95% passing 10 mesh and pulverized to 95% passing 150 mesh (RC) or passing 10 mesh (core). Analytical methods consisted of acid digestion followed by atomic absorption (AA) readings for total copper (CuT), acid-soluble copper (CuAS), cyanide-soluble copper (CuCNS), and molybdenum. Density determinations were conducted in 2004– 2008 using the wet/dry method. There are 977 measurements from 87 drill holes in the Project database. QA/QC procedures used from 2004 onwards include submission of blank, duplicate, and certified reference materials (CRMs) in the sample stream. A review of the results indicates no material issues arising from the QA/QC programs. Drill core is stored at a secure site on core racks at the Carizalillo base camp, 5 km from Juntas del Potro, which is fenced and guarded. In the opinion of the QP, sample preparation, security, analytical procedures, QA/QC insertion rates, data validation steps, and core and sample storage are in line with accepted industry practices. The data are acceptable to support Mineral Resource and Mineral Reserve estimates and can be used in mine planning.

The qualified person verified the data in their areas of expertise. Data verification included site visits. The qualified persons are of the opinion that the data are considered acceptable to support Mineral Resource and Mineral Reserve estimates and can be used for mine planning purposes.

Mineral Processing and Metallurgical Testing

The Caserones Mine plant started producing cathodes early in 2013 while the mineral processing facility has been producing copper and molybdenum concentrates since 2014. Ore feed grade has historically been 0.37% Cu to the flotation plant (concentrator) and 0.24% Cu to the dump leach. Primary and secondary sulphide ores are generally fed to the flotation plant and oxides are mixed with some secondary sulphides, are directed to the dump leach area. LOM projection of copper feed grade is expected to be 0.13-0.25% Cu (dump leach) and 0.31% - 0.44% Cu (flotation). Average monthly copper concentrate grade from the flotation circuit has been 33.4% ± 3% Cu over the 2020–2022 period. The LOM projection for copper concentrate grade is expected to be 28-32% Cu and reflects the gradual increase in the amount of primary mineralization (carrying mostly chalcopyrite as the copper-bearing mineral) as plant feed. Historical overall copper recovery for the flotation circuit has been in the range of 80–85% and approximately 54% for the dump leach. Average overall plant copper recoveries in 2021 and 2022 were 83% and 88% respectively. The projected LOM copper recovery for the flotation plant and dump leach has been fixed at 82.7% and 53.7% respectively. Projected molybdenum production is based on a 110–170 ppm Mo head grade, a fixed 50% Mo concentrate grade and fixed 60% recovery. Actual molybdenum recovery over the 2020-2022 period was 50.5% with a concentrate grade of 51.5% Mo; the lower molybdenum recovery was due to not fully operating the molybdenum circuit due to personnel constraints and is thus not a reflection of the plant capabilities. For 2022, average monthly recovery was 55.2% at a 52.6% Mo concentrate grade. Samples selected for metallurgical testing were representative of the various types and styles of mineralization within the different zones and originated from a range of locations within the deposit zones. Samples were taken so that tests were performed on sufficient sample mass. There are certain areas of the orebody that were identified as containing increased levels of antimony, arsenic, and mercury, which can lead to higher contents in the copper concentrate.

Mineral Resource and Mineral Reserve Estimates

Estimation

Mineralization, lithology, and alteration models were constructed using bench/plans spaced at 15 m intervals. A review of the available data resulted in definition of 14 domains. Density was estimated by mineralized zone using inverse distance squared interpolation (ID2), in a single pass. Lithology types were considered to be hard boundaries for the estimation. Lithologies with insufficient data to interpolate were assigned fixed density values. Grade capping and outlier restriction of the CuT, CuAS and CuCNS assays was completed using a twostep process. The first step evaluated samples that were outside three standard deviations from the mean. After compositing, a second threshold is applied to the upper 1% of the samples.

Sample populations were composited to the bench height of 15 m from the top of the collar. Any samples of <7.5 m was discarded. Experimental absolute variograms were calculated and fitted for the three copper variables CuT, CuAS, and CuCNS. The nugget effect was derived from a down the hole variogram. Mineral Resources were classified using a combination of drill hole spacing and kriging variance. Mineral Resources are reported within an optimized constraining shell.

Mineral Resource Statement

The mineral resource estimate statement can be found in the chart below:

Factors that may affect the estimates include metal price and exchange rate assumptions, changes to the assumptions used to generate the copper grade cut-off grade, changes in local interpretations of mineralization geometry and continuity of mineralized zones, changes to geological and mineralization shape and geological and grade continuity assumptions, variations in density and domain assignments, geometallurgical and oxidation assumptions, changes to geotechnical, mining and metallurgical recovery assumptions, change to the input and design parameter assumptions that pertain to the conceptual pit constraining the estimate, and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

Mineral Reserve Estimates

Mineral Reserves have been estimated for the Caserones Mine assuming open pit methods with conventional methods for drilling, blasting, loading and haulage by large trucks. The basis for the Mineral Reserve estimate is the ore grade material contained within a set of operational phase designs currently being used at the site to guide mining operations. The phase designs include phases 5 through 10. Phases 5 and 6 are the active phases, and phases 1–4 are mined out. The long-term guidance copper price of $3.65/lb and the long-term guidance molybdenum price of $11.45/lb were provided by Lundin Mining Corporation’s commercial team. A 2.88% NSR royalty applies to all metal production from the Caserones Mine. Mineral Reserves include consideration of mining, processing, general and administrative, and smelting, refining and transport costs. Caserones Mine is a large, disseminated orebody with an ongoing reconciliation program. Dilution and ore loss are accounted for in the resource model blocks, and no additional ore loss or dilution is applied.

Mineral Reserve Statement

Mineral Reserves are reported on a 100% basis in Table 1-2 using the 2014 CIM Definition Standards and have an effective date of 31 December 2022. Lundin Mining Corporation, through a wholly-owned subsidiary holds a 51% interest in Minera Lumina Copper Chile – which is the owner of the Project. JX, together with certain of its affiliates, holds the remaining 49% interest. Mineral Reserves are reported based on calculated block values with blocks routed to the process that generates the greatest revenue. In the case where material does not generate positive revenue in either of the processes (dump leach or concentrator), it is routed as waste. The qualified person responsible for the Mineral Reserves estimate is Mr. Kirk Hanson, P.E., Principal Mining Engineer with AGP.

Table 1-2: Mineral Reserve Statement, effective 31 December 2022

Category	Tonnes (Mt)	Grade		Contained Metal	
		CuT (%)	MO (%)	CuT (kt)	Mo (kt)
Proven	144	0.36	0.016	518	13
Probable	706	0.29	0.013	2,036	63
Total Reserves	**850**	**0.30**	**0.014**	**2,554**	**76**

Notes to Accompany Mineral Reserves Table:

1. The Mineral Reserves have an effective date of 31 December 2022 and are reported at the point of delivery to the process plant. The Qualified Person responsible for the estimate is Mr. Kirk Hanson, P.E., Principal Mining Engineer with AGP.
2. Mineral Reserves are reported within a design pit based on an optimized Lerchs–Grossmann pit shell. Input parameters include the following: long term copper price of US$3.65/lb and long term molybdenum price of US$11.45/lb; a 2.88% net smelter return (NSR) royalty rate; average life-of-mine (LOM) mining cost of US$2.32/t mined, average LOM copper concentrate processing cost of US$8.20/t processed, average LOM general and administrative (G&A) costs of US$3.83/t processed and average desalinated water cost of $0.75/t processed; average LOM molybdenum concentrate processing cost of US$24.93/t of concentrate; average LOM dump leach cost of $1.47/t placed; bench face angles that range from 60–70º; fixed metallurgical recoveries of 82.7%, 53.7%, and 60% for copper concentrate, copper dump leach, and molybdenum concentrate respectively. Cut-off grades are based on block values with positive value blocks classified as ore. Dilution and ore loss are accounted for in the resource model blocks, and no additional ore loss or dilution is applied.
3. Mineral Reserves are presented on a 100% basis. MLCC owns the Project. LMC beneficially holds a 51% interest in MLCC and JX beneficially holds the remaining 49% interest in MLCC.
4. Tonnages are metric tonnes rounded to the nearest 100,000. Copper grade is rounded to the nearest 0.01 % Copper. CuT (Kt) are estimates of metal contained in tonnages and do not include allowances for processing losses. Contained copper is reported as kilo tonnes, rounded to the nearest 1,000.
5. Rounding of tonnes and contained metal content as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content.

Mining Operations

The Project is a large low-grade copper-molybdenum mine with a low ore to waste strip ratio. It is an operating mine with mature mining practices. The mining at Caserones Mine is conducted via open pit methods, using a conventional truck and shovel fleet. The fleet is managed via a mine dispatch system. All equipment is manned. The phase designs are based on the optimized pit shells with the highest value material mined in the earlier phases and lower-grade higher strip ratio material mined in later phases. Each phase was designed with double ramp access where possible. A maximum vertical extraction of 10 benches or a maximum movement of 60 Mt ton per year is considered as a restriction for each phase. The concentrator is scheduled at 27.9 Mt in 2023, ramping up to 33.4 Mt by 2027. Oxide material is placed on the dump leach in the period in which that material is mined. Operators work a 7-days-on, 7-days-off schedule while staff/supervisors work a 4-days-on, 3-days-off schedule. Due to the commute from the camp to the mine, days are 14.5 hours including a 12-hour shift, half hour lineout, and 2 hours of commuting from the camp to the mine. Shifts are scheduled from 8 a.m. to 8 p.m.

Caserones Mine operates 33 Komatsu 930 (300 t) haul trucks loaded by a combination of two electric rope shovels, one electric-hydraulic shovel, and two large front-end loaders. In addition to the mine-owned fleet, a second smaller diesel shovel (PC5500 – 38yd3) is operated by a contractor to supplement loading capacity.

Processing and Recovery Operations

The Caserones Mine mineral processing facility uses a conventional process flowsheet and conventional equipment. The facility currently treats copper oxides and sulphides via two treatment routes. Run-of- mine (ROM) oxide ore is treated via a conventional dump heap leach. Pregnant leach solution (PLS) from the dump leach is treated at a solvent extraction-electrowinning (SX-EW) plant to produce copper cathodes. ROM sulphide ore is treated via a conventional primary gyratory crusher and semi autogenous grinding (SAG)-ball comminution circuit followed by a flotation circuit to produce separate copper and molybdenum concentrates. Flotation tailings are cycloned before storing the cyclone underflow and overflow in separate tailings sands and tailings slime management facilities, respectively. The processing facilities have been in commercial operation since 2014. The grinding-flotation plant has a stated design capacity of 4,700 t/h operated (105 kt/d based on 93% availability) but historically treated 3,800-4,000 t/h of operation. The SX-EW plant has a nominal capacity of 34.5 kt/y. The processing facilities historically produced approximately 100–120 kt/y copper in concentrate, 1,700–2,500 t/y molybdenum in concentrate and approximately 25 kt/y of copper cathodes.

Infrastructure, Permitting and Compliance Activities

Caserones is an operating mine with well established infrastructure. The infrastructure includes waste rock facilities, dump leach and SX-EW facilities, truck shop, wash bay, fuel stations, explosive facilities, El Tambo and La Brea TSFs, camps and accommodations, power infrastructure, reagents storage facilities, administration building, mine and mill office building, sulphide concentrator (crushing, grinding, Cu and Mo flotation circuits), and assay/metallurgical laboratory. Caserones Mine is connected to Chile’s national grid via a 190 km double circuit 220 kV line which connects to the Jorqueria substation near Vallenar, close to the main north-south high voltage corridor. Power is supplied under a long-term contract to 2037. The processing facility has fresh (raw) water and process water systems. Process water from the various thickener overflows is collected in a process water pond and reused in the plant. Reclaim water from the tailings management facilities is also reused as process water, through this pond. Approximately 80% of process water is reclaimed water. The Caserones Mine fresh water supply comes from a wellfield connected to the Copiapó river basin. Water consumption is 409 l/s on average. Caserones Mine has a 518 l/s water usage permit and 1,280.5 l/s of water rights.

Capital and Operating Costs

Capital cost estimates are presented as 100% project basis with no allocations to ownership considered. The majority of the sustaining capital costs is attributable to mine equipment replacements and for dump leach, tailings, and infrastructure expansions to support the mine plan. In total, 27 Komatsu 930 trucks are replaced. In addition to the Komatsu truck replacements, two additional Komatsu 930 trucks and a second PC8000 shovel are purchased in 2023 to mitigate the risk of poor mechanical availability. Additional lifts on the dump leach facilities are built to accommodate fresh material mined throughout the life-of-mine plan (the “LOM”). Major expenses for irrigation piping and extension of the leach solution delivery systems are planned over the 2026–2028 period. The LOM capital costs do not include capitalized stripping.

Operating costs were developed by the qualified persons based on the Caserones Mine 2021 LOM and factored as appropriate. They are presented as 100% project basis with no allocations to ownership considered. A combination of historical costs and current pricing for consumables was used to develop operating costs. The qualified persons made the following adjustments to the 2021 LOM plan operating costs to bring them current and to better reflect historical operating performance:

1.	Mining: Mining variable costs were increased by 10% to account for additional drilling and blasting costs required to complete mine-to-mill initiatives for delivering a finer size distribution to the SAG mill.
2.	Concentrator: Recalculated the proportions of fixed and variable costs to reflect operations using maximum power draw available from all grinding and regrinding mills.
3.	General & Administrative: Costs have been increased to $123 M per annum to align with actual G&A costs.

Exploration, Development and Production

Elemental Altus is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to Elemental Altus.

DIVIDENDS AND DISTRIBUTIONS

Since becoming a public issuer, the Company has not paid any cash dividends or distributions on its securities. The Company has no dividend or distribution policy.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized capital of the Company consists of an unlimited number of Common Shares without par value of which 195,990,392 Common Shares were issued and outstanding on April 28, 2024.

The Common Shares of the Company are without par value and entitle the holders thereof to receive notice of, attend and vote at all meetings of the shareholders of the Company. Each Common Share carries one vote at such meetings. Holders of Common Shares are entitled to dividends as and when declared by the Board of Directors. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution will be distributed to the holders of Common Shares.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX-V under the trading symbol “ELE”. The following table sets forth information relating to the trading of the Common Shares on the TSX-V for the months indicated.

	Period	High (C$)	Low (C$)	Close (C$)	Volume
2023	January	1.35	1.19	1.27	488,958
2023	February	1.38	1.23	1.30	486,051
2023	March	1.40	1.24	1.37	1,079,761
2023	April	1.53	1.32	1.38	3,139,386
2023	May	1.40	1.17	1.20	902,348
2023	June	1.32	1.10	1.17	898,980
2023	July	1.26	1.11	1.26	439,232
2023	August	1.29	1.11	1.19	381,794
2023	September	1.25	1.10	1.17	492,372
2023	October	1.19	1.02	1.15	793,332
2023	November	1.17	1.06	1.10	376,397
2023	December	1.17	1.05	1.10	677,982
2024	January	1.11	1.00	1.09	630,144
2024	February	1.11	1.02	1.03	534,594
2024	March	1.20	1.02	1.16	2,970,233
2024	April 1-26	1.23	1.13	1.19	907,040

The only securities of Elemental Altus that are outstanding but not listed or quoted on a marketplace are Elemental Altus’ stock options, performance share units, and restricted share units.

PRIOR SALES

On August 23, 2023, Elemental Altus entered into a binding agreement to acquire two existing royalties (“Cactus Project Royalties”) from RCF Opportunities Fund L.P. for consideration of US$10,000,000 payable in Common Shares of Elemental Altus. See “General Development of the Business - Acquisition of an Existing Royalty on Arizona Sonoran’s Cactus Project.”

On September 11, 2023, Elemental Altus completed the acquisition of two existing royalties from RCF Opportunities Fund L.P. for consideration of US$10,000,000 paid in 11,111,111 Common Shares of Elemental Altus at a price of C$1.20/Common Share. See “General Development of the Business - Completion of Acquisition of Existing Royalty on Arizona Sonoran’s Cactus Project from RCF Opportunities Fund L.P.”

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Elemental Altus does not have any securities to Elemental Altus’ knowledge, in escrow or that are subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with Elemental Altus and principal occupation of each person who is a director and/or an officer of Elemental Altus. Directors are elected at each annual meeting of the Company’s shareholders and serve as such until the next annual meeting of shareholders or until their successors are elected or appointed.

Name and Municipality of Residence	Position with the Company	Principal Occupation
Frederick Bell London, UK	Director and Chief Executive Officer	Director and Chief Executive Officer of the Company
Vincent Benoit London, UK	Director	Managing Partner & Co-Chief Investment Officer of La Mancha Resource Capital LLP
Jack Lunnon Milton Keynes, UK	Director	VP Geology of La Mancha Resource Capital LLP
Robert Milroy(1,2) St. Peter Port, Guernsey	Director	Chairman of Milroy Capital Ltd
David Netherway(1,2) Johannesburg, South Africa	Director	Non-Executive Director of the Company, Kore Potash and Canyon Resources
Martin Turenne(1) British Columbia, Canada	Director	Chief Executive Officer of FPX Nickel Corp
Peter Williams Henley Beach, South Australia	Director	Non-Executive Director of the Company, Africa Gold, Alderan Resources, and Benz Mining
John Robins(2) British Columbia, Canada	Director and Chairman	Co-Founder & Principal of Discovery Group
David Baker London, UK	Chief Financial Officer	Chief Financial Officer of the Company
Sandra Bates Kent, UK	General Counsel and Corporate Secretary	General Counsel and Corporate Secretary of the Company

(1) Member of the Audit Committee (chair: Martin Turenne)

(2) Member of the Remuneration Committee (chair: Robert Milroy)

All directors and executive officers of Elemental Altus in the aggregate own 12,212,332 Common Shares, a total percentage of 6.23% of Elemental Altus.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, as at the date hereof, or was within ten (10) years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, and that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect control of the Company,

(i)	is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)	has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to,

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential material conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies.

Directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development or investment in natural resource companies and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not party to any material legal proceedings or regulatory actions as of the date of this AIF. The Company is not aware of any material contemplated legal proceedings involving it or its operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company has not engaged in any transaction with the Company’s executive officers or directors, a person or company that beneficially owns ten (10) percent of the Company or its affiliates or associates, or an associate or affiliate of the Company’s executive officers or directors within the three most recently completed financial years that has materially affected or is reasonably expected to material affect the Company.

TRANSFER AGENT AND REGISTRARS

The transfer agent and registrar for the Common Shares of the Company is Computershare Investor Services Inc., through its offices located at 510 Burrard St, 3rd Floor Vancouver, British Columbia, Canada V6C 3B9.

PROMOTERS

No director or executive officer of the Company is, as at the date hereof, a “promoter” of the Company as that term is defined in applicable Canadian securities laws.

MATERIAL CONTRACTS

Other than in the ordinary course of business, the Company entered into the following material contracts within the financial year ended December 31, 2023, or since such time or before such time, which are still in effect:

US$50 Million Credit Facility

On December 1, 2022, Elemental Altus entered into an agreement with NBC and CIBC for a revolving credit facility which allows Elemental Altus to borrow up to US$40 million with an option to increase to US$50 million subject to satisfaction of certain conditions. This agreement was amended on June 21, 2023 in order to reduce the interest coverage ratio covenant from 4.0:1 to 3.5:1 and on December 15, 2023 to: (i) reflect a change in the Canadian dollar borrowing base interest rates from Bankers Acceptances to CORRA; (ii) permit the disposition of the Ming Stream; (iii) remove certain limitations in respect of permitted investments; and (iv) other changes of an administrative nature, See “General Developments – US$50 Million Credit Facility.”

Debt Conversion

On December 1, 2022, La Mancha, LMHE, Elemental Altus and Altus entered into a loan facility conversion and termination agreement pursuant to which La Mancha agreed to convert approximately US$27,559,844 of loan principal and accumulated interest into 28,959,797 Common Shares of Elemental Altus. See “General Developments – Debt Conversion.”

La Mancha Investor Rights Agreement

On December 1, 2022, LMHE and Elemental Altus entered into an investor rights agreement which provides certain rights to LMHE. See “General Developments – La Mancha Investor Rights Agreement.”

Acquisition of Further Royalty Interest on Caserones Copper Mine

On March 9, 2023, Elemental Altus entered into a binding agreement to acquire an additional 0.025% effective NSR on the producing Caserones Mine. See “General Developments – “Acquisition of Further Royalty Interest on Caserones Copper Mine.”

Generation of Two New Gold Copper Royalties in Ethiopia

On July 25, 2023, Elemental Altus generated two new gold and copper 2.5% NSR royalties, through the execution of a sale and purchase agreement for the sale of 95% of its Ethiopian focused subsidiary, Altau Resources Ltd., to ANS Exploration Corp. See “General Developments – Generation of Two New Gold Copper Royalties in Ethiopia.”

Acquisition of an Existing Royalty on Arizona Sonoran’s Cactus Project

On August 23, 2023, Elemental Altus entered into a binding agreement to acquire two existing royalties (“Cactus Project Royalties”) from RCF Opportunities Fund L.P. for consideration of US$10,000,000 payable in Common Shares of Elemental Altus. See “General Developments – Acquisition of an Existing Royalty on Arizona Sonoran’s Cactus Project.”

Elemental Altus Partners Egyptian Assets for Cash and Royalties

On August 28, 2023, Elemental Altus completed a subscription agreement with In2Metals Explorer S.à r.l. (“In2Metals”) in respect of Akh Gold Ltd. (the “In2Metals Subscription Agreement”). See “General Developments – Elemental Altus Partners Egyptian Assets for Cash and Royalties.”

INTERESTS OF EXPERTS

Richard Evans, FAusIMM, is Senior Vice President Technical for Elemental Altus, and a “qualified person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this document.

To the knowledge of Elemental Altus, Mr. Evans holds 1.5% of the outstanding Common Shares of Elemental Altus or of any associate or affiliate of Elemental Altus as of the date hereof. Mr. Evans has not and will not receive any direct or indirect interest in any securities of Elemental Altus as a result of the review and approval of the scientific and technical disclosure included in this AIF.

Additionally, Timothy Strong, BSc (Hons) ACSM FGS MIMMM RSci, is also a “qualified person” as defined in NI 43-101 and authored the Karlawinda Technical Report. As of April 26, 2024, Mr. Strong holds nil securities in the Company. Mr. Strong has not received any direct or indirect interest in the Company’s property and did not receive any direct or indirect interest in any of the Company’s securities or the securities of any associate or affiliate of the Company in connection with his review of the scientific and technical information in the Karlawinda Technical Report.

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Professional Accountants, through their offices at 18 York Street, Suite 2500, Toronto, Ontario, Canada. PricewaterhouseCoopers LLP has confirmed that they are independent of the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct.

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s board of directors. A copy of the charter is attached hereto as Schedule “A”.

The current members of the Audit Committee are:

Martin Turenne(1)	Independent	Financially literate
Robert Milroy	Independent	Financially literate
David Netherway	Independent	Financially literate

Notes:

(1)	Chairman of the Audit Committee
(2)	The terms “independent” and “financially literate” are defined by National Instrument 52-110 Audit Committees (“NI 52-110”).

Relevant Education and Experience

As noted above, each member of the Audit Committee is financially literate. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter. Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Martin Turenne is a senior executive with over 20 years’ experience in the commodities industry, including over 10 years in the mining industry, Martin is currently President, CEO and Director of FPX Nickel Corp. He was formerly CFO of First Point Minerals Corp. from 2012 to 2015 and previously with KPMG LLP and Methanex Corporation. He is a member of the Chartered Professional Accountants of Canada and serves on the board of directors of the Association for Mineral Exploration of British Columbia.

Robert Milroy has over 40 years of experience as an owner or senior manager in the investment, mining and petroleum industries. He was a managing director of the Corazon Capital Group, a Guernsey regulated investment management and stockbroking company for 14 years until its takeover by Canaccord Genuity in 2010. In addition, he was the managing director of Eagle Drilling. Currently, he is a non-executive director of the Energy Venture Funds III, IV, V, V Plus and Chairman of the Zeropex Group, a water engineering firm. Previously, he was a non-executive director of Altus Resource Capital, Altus Global Gold and chairman of the board of directors of Genuity Energy. Robert holds a Bachelor of Commerce (Honours) from the University of Manitoba. He is a member of the Chartered Institute for Securities & Investment.

David Netherway is a mining engineer with over 40 years of experience. He was involved in the construction and development of the New Liberty, Iduapriem, Siguiri, Samira Hill and Kiniero gold mines in West Africa. David served as the chief executive officer of Shield Mining until its takeover by Gryphon Minerals. Prior to that, David was the chief executive officer of Afcan Mining Corporation, a China focused gold mining company that was sold to Eldorado Gold in 2005. David has held senior management positions in numerous mining companies including Golden Shamrock Mines, Ashanti Goldfields and Semafo Inc. He is a former director of Altus Resource Capital, Altus Global Gold, African Aura Mining, Afferro Mining, Avesoro Resources and Kilo Goldmines. David is currently a non-executive director of Kore Potash (ASX, AIM & JSE: KP2)] and Canyon Resources (ASX: CAY).

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 (De Minimis Non-audit Services) of NI 52-110, Section 3.2 of NI 52-110 (Initial Public Offerings), Section 3.4 of NI 52-110 (Events Outside Control of Member), Section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member) or Section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions) or on Section 3.8 of NI 52- 110 (Acquisition of Financial Literacy).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was there a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

The aggregate fees incurred by the Company’s external auditors for each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Auditor	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)	Total
2022	PricewaterhouseCoopers LLP	162,145	45,314	12,450	42,318	262,227
2023	PricewaterhouseCoopers LLP	260,500	20,000	-	449	280,949

Notes:

1.	The aggregate audit fees incurred.
2.	The aggregate fees incurred for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and which are not included under the heading “Audit Fees”.
3.	Fees incurred for preparation of Company’s corporate tax return.
4.	The aggregate fees incurred for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.ca. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the filing statement of the Company as filed on SEDAR+ at www.sedarplus.ca. Additional financial information is provided in the Company’s audited financial statements and management’s discussion and analysis for the financial year ended December 31, 2023.

SCHEDULE “A” - AUDIT COMMITTEE CHARTER

ELEMENTAL ALTUS ROYALTIES CORP.
AUDIT COMMITTEE CHARTER

(the “Charter”)

INTRODUCTION

This Charter sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of Elemental Altus Royalties Corp. (the “Company”).

1.	STATEMENT OF PURPOSE

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

•	Financial reporting and related financial disclosure;
•	Risk management;
•	Internal control over financial reporting and disclosure controls and procedures;
•	The annual independent audit of the Company’s financial statements;
•	Legal and regulatory compliance and compliance with the Code of Conduct;
•	Related party transactions; and
•	Compliance with public disclosure requirements.

2.	COMMITTEE MEMBERSHIP

The Committee shall consist of as many directors of the Board as the Board may determine (the “Members”), but in any event, not less than three (3) Members. Each Member shall be independent and financially literate within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”) and any other applicable securities laws and the rules of any stock exchanges upon which the Company’s securities are listed. NI 52-110 requires, among other things, that to be independent, a Member be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment. No Member shall: (i) accept, directly or indirectly, any consulting or advisory or other compensatory fee from the Company or any of its subsidiaries (other than remuneration for acting in his or her capacity as a member of the Board and as a member of Board Committees); or (ii) be an “affiliated entity” within the meaning of NI 52-110.

Members shall be appointed by the Board. Any Member may be removed and replaced at any time by the Board, and will automatically cease to be a Member if he or she ceases to meet the qualifications required of Members. The Board will fill vacancies on the Committee by appointment from among qualified directors of the Board. If a vacancy exists on the Committee, the remaining Members may exercise all of the Committee’s powers so long as there is a quorum in accordance with Section 3 below.

Chair

The Board will designate one of the independent directors of the Board to be the chair of the Committee (the “Chair”) and the Chair may be removed or replaced at any time by the Board.

Qualifications

Subject to the permitted phase-in periods contemplated by Section 3.2 and Section 3.8 of NI 52-110, all Members shall be independent and financially literate as described above. Members must have suitable experience and must be familiar with auditing and financial matters.

Attendance of Management and other Persons

The Committee may invite, at its discretion, senior executives of the Company or such persons as it sees fit to attend meetings of the Committee and to take part in the discussion and consideration of the affairs of the Committee. The Committee may also require senior executives or other employees of the Company to produce such information and reports as the Committee may deem appropriate in the proper exercise of its duties. Senior executives and other employees of the Company shall attend a Committee meeting if invited by the Committee. The Committee may meet without senior executives in attendance for a portion of any meeting of the Committee.

Delegation

Subject to applicable law, the Committee may delegate any or all of its functions to any of its Members or any subset thereof, or other persons, from time to time as it sees fit.

3.	COMMITTEE OPERATIONS

Meetings

The Chair, in consultation with the other Members, shall determine the schedule and frequency of meetings of the Committee. Meetings of the Committee shall be held at such times and places as the Chair may determine. To the extent possible, advance notice of each meeting will be given to each Member unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings of the Committee either in person or by telephone, video or other electronic means. Powers of the Committee may also be exercised by written resolutions signed by all Members.

At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company or any Member, the Chair shall convene a meeting of the Committee. Any such request shall set out in reasonable detail the business proposed to be conducted at the meeting so requested.

Agenda and Reporting

To the extent possible, in advance of every regular meeting of the Committee, the Chair shall prepare and distribute, or cause to be prepared and distributed, to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials.

The Chair shall report to the Board on the Committee’s activities since the last Board meeting. However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board. Minutes of each meeting of the Committee shall be circulated to the Board following approval of the minutes by the Members.

The Committee shall oversee the preparation of, review and approve the applicable disclosure for inclusion in the Company’s annual information form.

Secretary and Minutes

The Corporate Secretary of the Company may act as the secretary of the Committee unless an alternative secretary is appointed by the Committee. The secretary of the Committee shall keep regular minutes of Committee proceedings and shall circulate such minutes to all Members and to the chair of the Board (and to any other director of the Board that requests that they be sent to him or her) on a timely basis.

Quorum and Procedure

A quorum for any meeting of the Committee will be a simple majority of the Members in office. The procedure at meetings will be determined by the Committee. The powers of the Committee may be exercised by a simple majority of Members at a meeting where a quorum is present or by resolution in writing signed by all Members. In the absence of the Chair, the Committee may appoint one of its other Members to act as Chair of any meeting.

Exercise of Power between Meetings

Between meetings, the Chair, or any Member designated for such purpose by the Committee, may, if required in the circumstance, exercise any power delegated by the Committee on an interim basis. The Chair or other designated Member will promptly report to the other Members in any case in which this interim power is exercised.

4.	DUTIES AND RESPONSIBILITIES

The Committee is responsible for performing the duties set out below and any other duties that may be assigned to it by the Board, as well as any other functions that may be necessary or appropriate for the performance of its duties.

Financial Reporting and Disclosure

Review and recommend to the Board for approval, the interim and audited annual financial statements, including the auditors’ report thereon, management’s discussion and analysis, financial reports, press releases related to such financial statements and reports, and other applicable financial disclosure, prior to the public disclosure of such information.

Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents, prior to the public disclosure of such documents or information.

Review with senior executives of the Company, and with external auditors, significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards (“IFRS”), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with IFRS, as applicable.

Seek to ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, the Company’s disclosure controls and procedures and periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration.

Risk Management

Review the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

Review and make recommendations to the Board regarding the adequacy of the Company’s risk management policies and procedures with regard to identification of the Company’s principal risks and implementation of appropriate systems and controls to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Company.

Internal Controls and Internal Audit

Review the adequacy and effectiveness of the Company’s internal control and management information systems through discussions with senior executives of the Company and the external auditor relating to the maintenance of (i) necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (ii) effective internal control over financial reporting; and (iii) adequate processes for assessing the risk of material misstatements in the financial statements and for detecting control weaknesses or fraud. From time to time the Committee shall assess any requirements or changes with respect to the establishment or operations of the internal audit function having regard to the size and stage of development of the Company at any particular time. Satisfy itself, through discussions with senior executives of the Company that the adequacy of internal controls, systems and procedures has been periodically assessed in accordance with regulatory requirements and recommendations.

Periodically review the Company’s policies and procedures for reviewing and approving or ratifying related- party transactions.

External Audit

Recommend to the Board a firm of external auditors to be nominated for appointment as the external auditors of the Company.

Ensure the external auditors report directly to the Committee on a regular basis. Review the independence of the external auditors.

Review and recommend to the Board the fee, scope and timing of the audit and other related services rendered by the external auditors.

Review and approve the audit plan of the external auditors, including the scope and staffing of the audit, prior to the commencement of the audit. Establish and maintain a direct line of communication with the Company’s external auditors.

At each meeting, the Committee shall meet in private session, if required, and may meet with the external auditors, with management, and with the Committee members only.

Review and assess the compensation and oversight of the work of the external auditors of the Company with respect to preparing and issuing an audit report or performing other audit or review services for the Company, including the resolution of issues between senior executives of the Company and the external auditors regarding financial reporting. The external auditor shall report directly to the Committee.

Review the results of the external audit and the external auditors’ report thereon, including discussions with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with senior executives of the Company and any other matters.

Review any material written communications between senior executives of the Company and the external auditors and any significant disagreements between the senior executives and the external auditors regarding financial reporting.

Discuss with the external auditors their perception of the Company’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto.

Discuss with the external auditors their perception of the Company’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks.

Recommend to the Board any change of the external auditors and oversee any such change to ensure compliance with NI 52-110 and other applicable securities laws and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

Review and assess, at least annually, the performance of the external auditors, including (i) reviewing and evaluating the lead partner on the external auditor’s engagement with the Company; and (ii) considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services are compatible with maintaining the auditor’s independence.

Associated Responsibilities

Monitor and periodically review the Code of Conduct of the Company and associated procedures for:

•	The receipt, retention and treatment of complaints received by the Company regarding accounting and internal accounting controls or auditing matters;
•	The confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters; and
•	Any violations of applicable law, rules or regulations that relate to corporate reporting and disclosure, or violations of the Company’s Code of Conduct.

Review and approve the Company’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of the Company.

Non-Audit Services

Pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities, in accordance with NI 52-110 and other applicable securities laws, if any. The Committee may delegate to one or more of its Members the authority to pre-approve non-audit services but pre-approval by such Member or Members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

Other Duties

Direct and supervise the investigation into any matter brought to its attention within the scope of the Committee’s duties. Perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law.

5.	THE COMMITTEE CHAIR

In addition to the responsibilities of the Chair described above, the Chair has the primary responsibility for overseeing and reporting on the evaluations to be conducted by the Committee, as well as monitoring developments with respect to accounting and auditing matters in general and reporting to the Committee on any related significant developments.

6.	COMMITTEE EVALUATION

The performance of the Committee shall be evaluated by the Board as part of its regular evaluation of the Board committees.

7.	ACCESS TO INFORMATION AND AUTHORITY TO RETAIN INDEPENDENT ADVISORS

The Committee shall be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfil its duties and all directors, officers and employees of the Company will be directed to cooperate as requested by Members. The Committee has the authority to retain, at the Company’s expense, independent legal, financial, and other advisors, consultants and experts to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve their fees. In selecting such advisors, consultants and experts, the Committee shall take into account factors relevant to their independence from the Company’s management and other relevant considerations.

The Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management and the external advisors, in accordance with its business judgment. Members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, and on the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors of the Board are subject under applicable law.

The Committee also has the authority to communicate directly with internal and external auditors. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of the senior executives of the Company responsible for such matters and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are directors of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and the Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure. This Charter is not intended to change or interpret the constating documents of the Company or applicable law or stock exchange rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with the constating documents of the Company and all applicable laws and rules.

The Board may, from time to time, permit departures from the terms of this Charter, either prospectively or retrospectively. This Charter is not intended to give rise to civil liability on the part of the Company or its directors or officers, to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

8.	REVIEW OF CHARTER

The Committee shall periodically review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.